SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.) INTERIM FINANCIAL INFORMATION COMPANHIA SIDERÚRGICA NACIONAL AS OF MARCH 31, 2025 AND INDEPENDENT AUDITOR’S REPORT

Docusign Envelope ID: 38B8BBE3-2283-4145-B334-FF379F70319D Mazars Auditores Independentes Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville CEP 06404-326 Barueri (SP) | Brazil Phone: (11) 3090-7085 www.mazars.com.br (Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.) 2 Independent auditor’s report on review the individual and consolidated interim financial information. To the Shareholders, Directors and Managers of Companhia Siderúrgica Nacional Sao Paulo-SP Introduction We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), contained in the Quarterly Information Form - ITR for the quarter ended March 31, 2025, which comprise the balance sheet as of March 31, 2025 and the related statements of income, comprehensive income, for three-months period then ended and changes in shareholder’s equity and cash flows for the threemonth period then ended, including the explanatory notes. The Company’s management is responsible for preparing and presenting the individual and consolidated interim financial information, in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review. Scope of review We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, as a result, did not enable us to obtain assurance that we have taken knowledge of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion. Conclusion on the individual and consolidated interim financial information Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Docusign Envelope ID: 38B8BBE3-2283-4145-B334-FF379F70319D Mazars Auditores Independentes Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville CEP 06404-326 Barueri (SP) | Brazil Phone: (11) 3090-7085 www.mazars.com.br Other matters Statement of Value Added The aforementioned quarterly information includes the individual and consolidated interim financial information of Value Added (DVA), referring to the three-months period ended March 31, 2025, prepared under the responsibility of the Company’s management and presented as supplementary information for international standard IAS 34 purposes. These statements were submitted to review procedures performed in conjunction with the review of the Company’s quarterly information - ITR, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 (R1) - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the interim financial information, individual and consolidated, taken as a whole. Barueri, May 8, 2025. Mazars Auditores Independentes - Sociedade Simples Ltda. CRC 2 SP023701/O-8 Danhiel Augusto Reis CRC 1SP254522/O-0

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

Companhia Siderúrgica Nacional S.A.
BALANCE SHEET
(In thousands of Reais)

		Consolidated		Parent Company				Consolidated		Parent Company
	Notes	03/31/2025	12/31/2024	03/31/2025	12/31/2024		Notes	03/31/2025	12/31/2024	03/31/2025	12/31/2024
ASSET						LIABILITIES AND SHAREHOLDERS' EQUITY
Current						Current
Cash and cash equivalents	3	19,787,406	23,310,197	3,632,633	5,666,618	Borrowings and financing	12	5,493,040	8,821,679	3,941,823	5,201,174
Financial investments	4	963,730	911,378	947,438	895,573	Payroll and related taxes		559,977	560,695	184,775	184,696
Trade receivables	5	2,511,099	2,900,998	1,630,391	1,555,141	Trade payables	15	6,660,988	7,030,734	3,368,985	3,596,080
Inventory	6	9,923,125	10,439,741	6,318,787	6,839,246	Tax payables		633,924	719,253	146,767	195,063
Recoverable taxes	7	1,538,674	1,367,316	644,587	668,137	Labor and civil provisions	18	115,778	132,112	66,181	61,008
Other current assets	8	844,461	856,063	1,189,162	1,012,495	Dividends and interest on equity payable	16	61,488	61,965	6,142	6,242
Total current assets		35,568,495	39,785,693	14,362,998	16,637,210	Advances from customers	16	4,176,091	3,648,639	508,142	382,350
						Trade payables – Forfaiting and Drawee risk	15.a	3,045,606	2,902,593	2,514,088	2,214,482
Non-Current						Other payables	16	982,427	1,238,805	834,695	1,174,978
Long-term realizable asset						Total current liabilities		21,729,319	25,116,475	11,571,598	13,016,073
Financial investments	4	196,820	169,977	132,071	142,423
Deferred taxes assets	17	6,914,405	7,345,326	4,424,582	4,750,333	Non-Current
Inventory	6	1,859,807	1,761,172			Borrowings and financing	12	47,773,029	48,092,942	24,538,249	25,044,466
Recoverable taxes	7	2,707,319	2,799,951	1,844,800	1,838,343	Deferred taxes assets	17	512,577	541,329
Other non-current assets	8	5,328,069	5,232,370	5,984,029	5,360,281	Provision for tax, social security, labor, civil and environmental risks	19	1,272,725	1,245,590	270,313	276,689
		17,006,420	17,308,796	12,385,482	12,091,380	Employee benefits	0	487,543	473,046	467,885	454,161
						Provisions for environmental liabilities and decommissioning	19	1,178,090	1,133,363	140,984	142,989
Investments	9	6,040,046	5,948,051	26,001,450	26,292,822	Provision for investment losses	9			10,954,510	11,458,813
Property, plant and equipment	10	30,749,695	30,426,023	9,905,835	9,664,413	Other payables	16	10,544,927	11,844,793	1,701,051	2,089,266
Intangible assets	11	10,393,616	10,438,091	72,714	68,070	Total non-current liabilities		61,768,891	63,331,063	38,072,992	39,466,384
Total non-current assets		64,189,777	64,120,961	48,365,481	48,116,685
						Shareholders’ equity
						Paid-up capital	21	10,240,000	10,240,000	10,240,000	10,240,000
						Capital reserves		2,056,970	2,056,970	2,056,970	2,056,970
						Earnings reserves		21,314	640,460	21,314	640,460
						Legal reserve		1,158,925	1,158,925	1,158,925	1,158,925
						Other comprehensive income		(393,320)	(1,824,917)	(393,320)	(1,824,917)
						Total shareholders' equity of controlling shareholders		13,083,889	12,271,438	13,083,889	12,271,438
						Earnings attributable to the non-controlling interests		3,176,173	3,187,678
						Total shareholders' equity		16,260,062	15,459,116	13,083,889	12,271,438
TOTAL ASSETS		99,758,272	103,906,654	62,728,479	64,753,895	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		99,758,272	103,906,654	62,728,479	64,753,895
The accompanying notes are an integral part of these consolidated financial statements

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

Companhia Siderúrgica Nacional S.A.
Statements of Income
(In thousands of Reais)

			Consolidated		Parent Company
	Notes	03/31/2025	03/31/2024	03/31/2025	03/31/2024

Net Revenue	23	10,907,629	9,712,992	4,490,324	4,207,784
Costs of goods sold and services rendered	24	(8,375,386)	(7,521,968)	(4,203,998)	(4,100,294)
Gross profit		2,532,243	2,191,024	286,326	107,490

Operating (expenses)/income		(1,644,606)	(1,608,089)	(474,321)	(549,179)
Selling expenses	0	(1,060,232)	(1,198,564)	(205,282)	(202,888)
General and administrative expenses	0	(217,398)	(206,853)	(88,214)	(88,030)
Equity in results of affiliated companies	9	78,434	93,320	89,377	(109,895)
Other operating (expenses)/income, net	25	(445,410)	(295,992)	(270,202)	(148,366)
Other operating income		67,015	96,467	54,850	80,260
Other operating expenses		(512,425)	(392,459)	(325,052)	(228,626)

Income before financial income (expenses)		887,637	582,935	(187,995)	(441,689)
Financial income (expenses), net	26	(1,850,347)	(1,124,527)	(784,539)	(393,736)
Financial income		555,057	434,359	248,352	253,501
Financial expenses		(1,700,408)	(1,404,982)	(651,894)	(644,656)
Other financial items, net		(704,996)	(153,904)	(380,997)	(2,581)

Income before income taxes	17	(962,710)	(541,592)	(972,534)	(835,425)
Income tax and social contribution		231,130	61,930	353,388	245,724

Net income/(loss)		(731,580)	(479,662)	(619,146)	(589,701)

Attributable to:
Earnings attributable to the controlling interests		(619,146)	(589,701)	(619,146)	(589,701)
Earnings attributable to the non-controlling interests		(112,434)	110,039

Loss basic and diluted per share (in R$)	21.e			(0.46689)	(0.44469)
The accompanying notes are an integral part of these consolidated financial statements

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

Companhia Siderúrgica Nacional S.A.
Statements of Cash Flows
(In thousands of Reais)

		Consolidated		Parent Company
	Notes	03/31/2025	03/31/2024	03/31/2025	03/31/2024

Net cash from operating activities		(1,153,595)	(616,089)	(295,740)	(1,259,738)
Cash flow from operating activities		513,588	977,412	250,390	(316,128)
Earnings attributable to the controlling interests		(619,146)	(589,701)	(619,146)	(589,701)
Earnings attributable to the non-controlling interests		(112,434)	110,039
Adjustments to reconcile the result:
Financial charges in borrowing and financing raised	26	1,021,836	924,496	449,426	408,400
Financial charges in borrowing and financing granted		(95,345)	(38,060)	(76,950)	(53,154)
Charges on lease liabilities	14	25,139	23,871	884	144
Equity in results of affiliated companies	9	(78,434)	(93,320)	(89,377)	(109,895)
Deferred taxes assets	17	(434,902)	(305,154)	(353,388)	(245,724)
Provision for tax, social security, labor, civil and environmental risks		15,428	14,380	(1,203)	1,030
Exchange, Monetary and Cash Flow Hedge		(172,559)	38,978	648,834	15,564
Write-off of property, plant and equipment right of use and Intangible assets	9, 10, 11 and 15	(12,886)	(12,004)	(14,177)	2,216
Provision for environmental liabilities and decommissioning of assets		44,720	30,569	(2,005)	(3,641)
Updated shares – Fair value through profit or loss	26	(50,772)	(57,830)	(50,772)	(57,830)
Depreciation, amortization and depletion	24	999,188	896,760	354,424	318,710
Accrued/(reversal) for consumption and services		(34,048)	(56,843)	(820)	(18,670)
Other provisions		17,803	91,231	4,660	16,423

Changes in assets and liabilities		(1,667,183)	(1,593,501)	(546,130)	(943,610)
Trade receivables - third parties		547,478	581,080	207,299	(153,429)
Trade receivables - related party		(2,768)	27,039	(177,145)	(76,007)
Inventory		(3,243)	(270,757)	124,025	(464,372)
Dividends and receivables - related parties		1,317		(107,805)	(144,088)
Recoverable taxes		(76,918)	(281,612)	17,092	(432,000)
Judicial deposits		10,791	(2,630)	891	5,887
Other assets		(148,691)	69,827	(41,878)	(5,994)

Trade payables		(393,885)	(690,532)	(219,682)	25,404
Trade payables – Forfaiting and Drawee risk		147,404	339,082	299,606	410,935
Payroll and related taxes
Tax payables		(98,078)	(146,472)	(48,821)	162,679
Payables to related parties		(23,179)	(21,859)	2,878	11,212
Advance of customers of mineral and energy contracts		(737,841)	(346,635)	(239,355)	(52,087)
Interest paid	12.b	(962,355)	(767,807)	(350,492)	(283,024)
Interest received				355	524
Receipts/(Payments) from hedging operations, cash flow and derivatives		(72,572)	(506,371)	(16,908)
Other liabilities		145,357	424,146	3,810	50,750

Net cash investment activities		(1,182,781)	(834,502)	(1,108,438)	(510,787)
Investments / AFAC / Acquisitions of Shares		(23,600)	(32,000)	(36,600)	(64,000)
Price paid in investiments of Gramperfil		(35,948)
Purchase of property, plant and equipment, intangible assets andinvestmentproperty	9, 10 and 11	(1,126,705)	(784,081)	(541,396)	(385,596)
Intercompany loans granted		(20,212)	(23,698)	(540,998)	(61,246)
Intercompany loans received		1,651	7,777	1,296	1,296
Financial Investments, net of redemption		8,772	(2,500)	9,260	(1,241)
Cash received in the acquisition of Gramperfil		13,261

Net cash used in financing activities		(1,214,013)	271,603	(629,807)	1,509,961
Borrowings and financing raised	12.b	4,954,349	2,159,901	910,044	50,000
Transactions cost - Borrowings and financing		(56,154)	(17,975)	(1,180)
Borrowings and financing – related parties	12.b				2,487,558
Amortization of borrowings and financing	12.b	(6,030,948)	(1,803,177)	(1,535,481)	(809,297)
Amortization of borrowings and financing - related parties	12.b				(215,251)
Amortization of leases	14	(81,260)	(67,068)	(3,190)	(2,979)
Dividends and interest on shareholder’s equity			(78)		(70)

Exchange Variation on Cash and Equivalents		27,598	(8,865)

Increase (decrease) in cash and cash equivalents		(3,522,791)	(1,187,853)	(2,033,985)	(260,564)
Cash and equivalents at the beginning of the year		10,803,503	11,991,356	2,578,841	2,839,405
Cash and equivalents at the end of the year		7,280,712	10,803,503	544,855	2,578,841
Cash and equivalents at the end of the year

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

Companhia Siderúrgica Nacional S.A.
Statements of Changes in Equity
(In thousands of Reais)

	Paid-up capital	Treasury shares	Capital transactions	Reserves			Retained earnings	Other comprehensive income	Total Shareholders' Equity Parent Company	Non-controlling interest	Total Consolidated Shareholders' Equity
				Capital	Legal	Statutory
Balances on December 31, 2024	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116
Adjusted opening balances	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116
Total comprehensive income							(619,146)	1,431,597	812,451	(12,675)	799,776
Net loss							(619,146)		(619,146)	(112,434)	(731,580)
Other comprehensive income								1,431,597	1,431,597	99,759	1,531,356
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes								37	37	(1)	36
Cumulative translation adjustments for the year								(108,927)	(108,927)		(108,927)
(Loss)/gain cash flow hedge accounting, net of taxes								1,195,664	1,195,664		1,195,664
Cash flow hedge reclassified to income upon realization, net of taxes								122,665	122,665		122,665
(Loss)/gain cash flow hedge accounting–“Platts”from investments in subsidiaries, net of taxes								222,158	222,158	99,760	321,918
Capital transactions										1,170	1,170
Constitution of subsidiaries in foreign operations										1,170	1,170
Balances on March 31, 2025	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460	(619,146)	(393,320)	13,083,889	3,176,173	16,260,062
The accompanying notes are an integral part of these consolidated financial statements

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

Companhia Siderúrgica Nacional S.A.
Statements of Value Added
(In thousands of Reais)

	Consolidated		Parent Company
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Revenues
Sales of products and services rendered	12,423,702	11,058,686	5,487,089	5,077,694
Other income/(expenses)	50,998	19,688	44,211	12,960
Provision for (reversal of) doubtful debts	(2,279)	(23,547)	(1,358)	(21,690)
	12,472,421	11,054,827	5,529,942	5,068,964
Raw materials acquired from third parties
Cost of sales and services	(5,875,760)	(7,316,165)	(3,377,006)	(4,238,479)
Materials, electric power, outsourcing and other	(1,576,862)	(865,906)	(450,945)	(261,089)
Impairment/recovery of assets	4,670	(47,582)	4,279	(25,490)
	(7,447,952)	(8,229,653)	(3,823,672)	(4,525,058)
Gross value added	5,024,469	2,825,174	1,706,270	543,906

Retentions
Depreciation, amortization and depletion	(999,187)	(895,902)	(354,423)	(318,484)
Value added created	4,025,282	1,929,272	1,351,847	225,422

Value added received
Equity in results of affiliated companies	78,434	93,320	89,377	(109,895)
Financial income	555,056	434,359	248,352	253,501
Other and exchange gains	(1,128,729)	(502,017)	(44,502)	(33,920)
	(495,239)	25,662	293,227	109,686
Value added for distribution	3,530,043	1,954,934	1,645,074	335,108

Value added distributed
Personnel and Charges	1,115,768	975,202	410,000	386,208
Salaries and wages	869,604	771,766	306,012	296,044
Benefits	183,750	160,634	78,143	73,195
Severance payment (FGTS)	62,414	42,802	25,845	16,969
Taxes, fees and contributions	1,866,390	394,697	863,837	(77,056)
Federal	911,223	228,473	389,164	(88,375)
State	949,449	162,072	474,673	11,319
Municipal	5,718	4,152
Remuneration on third-party capital	1,279,465	1,064,697	990,383	615,657
Interest	1,269,033	1,062,212	592,239	477,301
Rental	2,791	7,828	1,994	2,339
Other and exchange losses	7,641	(5,343)	396,150	136,017
Interest on equity	(731,580)	(479,662)	(619,146)	(589,701)
Income for the year/Retained earnings	(619,146)	(589,701)	(619,146)	(589,701)
Non-controlling interests	(112,434)	110,039
	3,530,043	1,954,934	1,645,074	335,108
The accompanying notes are an integral part of these consolidated financial statements

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

1.	OPERATING CONTEXT

Companhia Siderúrgica Nacional (CSN) is a publicly-held corporation, headquartered in São Paulo, capital. Founded on April 9, 1941 during the Getúlio Vargas government, the Company was privatized in 1993. CSN (referred to as "Company" or "Parent Company"), together with its subsidiaries, controlled entities, jointly controlled entities and affiliates (referred to as "Group"), operates in five main business segments:

(i)	Steel industry: production and marketing of flat and long steels;
(ii)	Mining: mining and processing of iron ore, tin, limestone and dolomite, as well as the sale of iron ore;
(iii)	Cements: production and marketing of bagged and bulk cements, as well as aggregates and other related products;
(iv)	Energy: production and sale of energy from renewable sources;
(v)	Logística: participações em ferrovias, concessão de portos e frota rodoviária.

The Company is listed on B3 – Brazil, Bolsa, Balcão, under the code CSNA3, where it trades its common shares, and on the United States stock exchange, under the code SID. Besides that, the subsidiaries CSN Mineração S.A. and Companhia Estadual de Geração de Energia Elétrica are publicly traded, and CSN Mineração S.A. has its common shares traded on B3 under the code CMIN3.

CSN Group has a significant business diversification, being one of the largest steel producers in Brazil, the second largest exporter of iron ore and a pioneer in the stacking of tailings for de-characterization of dams. It also occupies the position of the second largest player in the cement sector in the country.

•	Operational Continuity:

Management understands that the Company has adequate resources to continue its operations. Accordingly, this interim financial information for the period ended March 31, 2025 was prepared based on the assumption of operational continuity.

2.	BASIS OF PREPARATION AND DECLARATION OF CONFORMITY

2.a)	Declaration of conformity

The individual and consolidated interim financial information ("interim financial information") was prepared and presented in accordance with the accounting policies adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with the International Financial Standards Reporting ("IFRS"), issued by the International Accounting Standards Board ("IASB"), currently referred to as IFRS Accounting Standards, and evidences all relevant information specific to the financial statements, and only this information corresponds to that used by the Company's Management in its activities. The consolidated financial information is identified as “Consolidated” and the individual financial information of the Parent Company is identified as “Parent Company”.

2.b)	Basis of presentation

The individual and consolidated interim financial information was prepared based on historical cost and adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. When IFRS and CPCs allow the option between acquisition cost or another measurement criterion, the acquisition cost criterion was used.

The preparation of this financial information requires Management to use certain accounting estimates, judgments and assumptions that affect the application of accounting policies and the amounts reported on the balance sheet date of assets, liabilities, revenues and expenses may differ from future actual results. The assumptions used are based on historical data and other factors considered relevant and are reviewed by the Company's Management.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

These interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - "Interim Financial Reporting" and IAS 34 - "Interim Financial Reporting", in accordance with the standards established by the CVM. This interim financial information does not include all requirements for annual or full financial statements, therefore, it should be read together with the Company's financial statements for the year ended December 31, 2024.

In this context, these interim financial information were not repeated, either due to redundancy or relevance in relation to that already presented in the following explanatory notes to the annual financial statements:

Note 2.d - Material accounting policies

Note 2.f - Adoption of new requirements, standards, amendments and interpretations

Note 9.b - Additional information on direct and indirect subsidiaries

Note 9.c - Main events occurred in subsidiaries in 2024 and 2023

Note 11.a - Assets with indefinite useful lives

Note 12 – Impairment of assets

Note 19 - Taxes in installments

Note 22.a - Transactions with controllers

Note 22.c - Other unconsolidated related parties

Note 30 - Employee benefits

Note 31 - Commitments

Note 32 - Insurance

These individual and consolidated financial information were approved by the Company’s Board of Directors on May 8, 2025.

2.c)	Functional currency and presentation currency

The accounting records included in the financial information of each of the Company's subsidiaries are measured using the currency of the main economic environment in which each subsidiary operates ("functional currency"). The parent company's interim and consolidated information are presented in Brazilian reals (BRL), which is the Company's functional and reporting currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates prevailing on the dates of the transactions or valuation, in which the items are remeasured. The balances of the asset and liability accounts are translated at the exchange rate on the balance sheet date. As of March 31, 2025, US$ 1 was equivalent to BRL 5.7422 (BRL 6.1923 on December 31, 2024) and € 1 was equivalent to BRL 6.1993 (BRL 6.4363 on December 31, 2024), according to rates extracted from Banco Central do Brasil website.

2.d)	Statement of added value

According to Federal Law 11.638/07, the presentation of the statement of added value is required for all publicly-held companies. These statement were prepared in accordance with CPC 09 – Statement of Value Added. IFRS does not require the presentation of this statement, therefore, it is presented as additional information for IFRS’s purposes.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

3.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Cash and banks
In Brazil	1,027,034	701,494	103,093	34,180
Abroad	11,940,158	13,318,603	472,322	868,839
	12,967,192	14,020,097	575,415	903,019

Financial investments
In Brazil	5,215,181	7,688,051	3,055,608	4,758,970
Abroad	1,605,033	1,602,049	1,610	4,629
	6,820,214	9,290,100	3,057,218	4,763,599
	19,787,406	23,310,197	3,632,633	5,666,618

The financial resources available in the country are basically invested in private and public securities with income linked to the variation of Interbank Deposit Certificates (CDI) and repurchase and resale agreements backed by fixed income securities. The Company applies part of the resources through exclusive investment funds, whose financial statements were consolidated in the Company.

The financial resources available abroad, held in dollars and euros, are invested in private securities, in banks considered by Management as first-rate and are remunerated at pre-fixed rates.

4.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Investments (1)	52,366	50,787	64,749	27,554	36,074	34,982
Usiminas shares (2)	911,364	860,591			911,364	860,591
Bonds (3)			132,071	142,423			132,071	142,423
	963,730	911,378	196,820	169,977	947,438	895,573	132,071	142,423
(1)	These financial investments are restricted and linked to a Bank Deposit Certificate (CDB) used to secure a letter of guarantee with financial institutions and Government bonds (LFT - Financial Treasury Letters), managed by the Company’s exclusive funds. Subsidiary CSN Cimentos Brasil maintains financial investments with restricted availability as collateral to a liability, whose redemption term is indefinite, with a balance of BRL 8,728 on March 31, 2025, and BRL 8,497 on December 31, 2024. Elizabeth Cimentos and Estanho de Rondônia, controlled by CSN, have investments linked to financing agreements, maturing in 2030 and 2028, respectively, in the amount of BRL 20,415 (BRL 19,057 on December 31, 2024).
(2)	The Usiminas shares held by the Company ceased to be considered as guarantees (fiduciary alienation) as of June 8, 2024.
(3)	Bonds with Banco Fibra maturing in February 2028 (see note 20.a).

5.	ACCOUNTS RECEIVABLE

			Consolidated		Parent Company
	Ref.	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Trade receivables
Third parties
In Brazil		1,510,335	1,457,840	776,413	868,360
Abroad		1,088,311	1,563,075	27,754	47,258
		2,598,646	3,020,915	804,167	915,618
Provision for doubtful debts		(214,367)	(212,088)	(96,975)	(95,617)
		2,384,279	2,808,827	707,192	820,001
Related parties	20.a	126,820	92,171	923,199	735,140
		2,511,099	2,900,998	1,630,391	1,555,141

The composition of the gross balance of accounts receivables from third-party customers is shown as follows:

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Current	2,177,977	2,522,661	660,080	821,965
Past-due up to 30 days	88,207	180,249	4,554	257
Past-due up to 180 days	129,014	139,106	41,849	1,442
Past-due over 180 days	203,448	178,899	97,684	91,954
	2,598,646	3,020,915	804,167	915,618

The changes in the estimated credit losses of receivables from the Company's customers are as follows:

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Opening balance	(212,088)	(226,053)	(95,617)	(119,558)
(Loss)/Reversal estimated	(3,723)	3,964	(2,373)	18,627
Recovery and write-offs of receivables	1,444	10,001	1,015	5,314
Closing balance	(214,367)	(212,088)	(96,975)	(95,617)

The Company carries out credit assignment operations without co-obligation. After the assignment of the customer's trade notes/securities and receiving funds throught the closing of each transaction, CSN settles the related receivables and fully discharges the credit risk of the transactions. The financial charges on the credit assignment operation in the period ended March 31, 2025 were BRL 13,895 in the consolidated and BRL 9,511 in the parent company, respectively, and were classified under finance expenses.

6.	INVENTORIES

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Finished goods	3,704,045	4,250,175	2,115,989	2,623,991
Work in progress	3,904,972	3,976,448	1,787,354	1,888,560
Raw materials	2,774,984	2,845,578	1,786,481	1,902,306
Storeroom supplies	1,466,134	1,255,176	636,280	459,792
Advances to suppliers	61,710	23,463	35,303	1,432
(-) Provision for losses	(128,913)	(149,927)	(42,620)	(36,835)
	11,782,932	12,200,913	6,318,787	6,839,246

Classified:
Current	9,923,125	10,439,741	6,318,787	6,839,246
Non-current (1)	1,859,807	1,761,172
	11,782,932	12,200,913	6,318,787	6,839,246
(1)	Long-term inventories of iron ore that will be processed when implementing new beneficiation plants, which will generate Pellet Feed as a product. The start of operations is scheduled for the fourth quarter of 2027.

The movements in estimated losses in inventories are as follows:

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Opening balance	(149,927)	(121,871)	(36,835)	(24,304)
Reversal/(Provision for losses) on inventories with low turnover and obsolescence	21,014	(28,056)	(5,785)	(12,531)
Closing balance	(128,913)	(149,927)	(42,620)	(36,835)

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

7.	RECOVERABLE TAXES

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
ICMS (Brazilian State Value-Added Tax)	1,712,904	1,717,547	1,081,641	1,116,394
Brazilian federal contributions	2,409,311	2,336,854	1,386,606	1,376,319
Other taxes	123,778	112,866	21,140	13,767
	4,245,993	4,167,267	2,489,387	2,506,480

Classified:
Current	1,538,674	1,367,316	644,587	668,137
Non-current	2,707,319	2,799,951	1,844,800	1,838,343
	4,245,993	4,167,267	2,489,387	2,506,480

The credits arise mainly from ICMS (Brazilian State Value-Added Tax), PIS (Social Integration Program Contribution) and COFINS (Contribution for Social Security Financing) – both of which comprise Brazilian federal taxes on business revenues levied on purchases of inputs and fixed assets, according to current legislation. These credits are carried out naturally through compensations with debts of the same nature or with other federal taxes, in the cases authorized by the legislation. Based on analyzes and projections made by Management, the Company does not foresee risks of non-realization of these tax credits.

8.	OTHER CURRENT AND NON-CURRENT ASSETS

		Consolidated				Parent Company
		Current		Non-current		Current		Non-current
	Ref.	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Judicial deposits	18			621,327	632,950			201,321	202,212
Derivative transactions	13	31,217	152,967	41,970
Dividends receivable	20.a	202,492	201,436			502,112	501,267
Prepaid expenses		458,181	327,403	8,829	9,770	269,590	208,557	5,294	6,093
Actuarial asset	20.a			49,130	47,708			38,217	37,059
Receivables from related parties	20.a	7,179	7,146	3,761,323	3,695,607	360,218	252,380	4,916,046	4,293,152
Loans with related parties		5,348	5,315	1,968,744	1,903,028	5,348	5,315	3,120,687	2,499,112
Other receivables from related parties		1,831	1,831	1,792,579	1,792,579	354,870	247,065	1,795,359	1,794,040
Other assets		145,392	167,111	845,490	846,335	57,242	50,291	823,151	821,765
Trading securities		3,116	2,947			2,965	2,814
Compulsory loans from Eletrobrás				59,372	51,012			56,654	48,437
Employee debts		104,304	92,628			53,967	47,332
Receivables by indemnity (1)				784,216	790,914			766,430	773,241
Term of Agreement GSF DFESA		13,075	14,264		2,377
Advances to suppliers		1,774	2,242
Others		23,123	55,030	1,902	2,032	310	145	67	87
		844,461	856,063	5,328,069	5,232,370	1,189,162	1,012,495	5,984,029	5,360,281
(1)	The balance amount of BRL 592,464 presented in non-current assets refers to the net and certain credit, arising from the final and unappealable decision in favor of the Company, mainly due to losses and damages resulting from voltage sinking in the energy supply in the periods from January/1991 to June/2002. In September 2024, the Company carried out the assignment of credit rights for the amounts overpaid for rail freight from April 1994 to March 1996 to the company RFFSA and received BRL 442,246 in the operation, recording a discount of BRL 84,237. The Company has a purchase option, which can be exercised unilaterally according to the price agreed between the parties until December 31, 2025 or up to 5 days after settlement of the balance by the debtor.

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

Accounting policies were treated uniformly in all consolidated companies. The consolidated financial information for the period ended March 31, 2025 and the consolidated financial statements for the year ended December 31, 2024 include the following subsidiaries and jointly controlled, direct and indirect, affiliates, in addition to the exclusive funds, as shown below:

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

	Equity interests (%)
Companies	03/31/2025	12/31/2024	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios NacionalS.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	69.01	69.01	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development project
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos Brasil S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.99	Equity interests
CSN Participações I	99.90	99.90	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.10	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.90	99.90	Equity interests
CSN Participações IV	99.90	99.90	Equity interests
CSN Participações V	99.90	99.90	Equity interests
CSN Incorporação e Participações Ltda.	99.99	99.99	Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	100.00	100.00	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.89	99.89	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.88	99.88	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.88	99.88	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	69.01	69.01	Financial transactions, product sales and Equity interests
CSN Mining GmbH	69.01	69.01	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	69.01	69.01	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.99	99.99	Manufacturing and sale of cement
Santa Ana Energética S.A.	99.99	99.99	Electric power generation
Topázio Energética S.A.	99.99	99.99	Electric power generation
Brasil Central Energia Ltda.	99.99	99.99	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.99	99.99	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	69.01	69.01	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	100.00	100.00	Electric power generation
Ventos de Vera Cruz S.A.	99.99	99.99	Electric power generation
Ventos de Curupira S.A	99.99	99.99	Electric power generation
Ventos de Povo Novo S.A.	99.99	99.99	Electric power generation
MAZET Maschinenbau und Zerspanungstechnik Unterwellwnborn GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN ITC Solutions AG (1)	55.20		Financial transactions, product sales and Equity interests
CSN Mining International GmbH	69.01	69.01	Commercial and representation of products
Gramperfil S.A. (2)	90.00		Manufacturing and sale of metal profile
CSN International Steel GmbH	100.00	100.00	Commercial and representation of products

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.75	18.75	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	48.03	48.03	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A.	12.93	12.93	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests
Panatlântica S.A.	29.92	30	Steel

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

Indirect interest in affiliates: equity method
Jaguari Energética S.A.	10.50	10.50	Electric power generation
Chapecoense Geração S.A.	9.00	9.00	Electric power generation
Companhia Energética Rio das Antas - Ceran (3)	30.00	30.00	Electric power generation
Foz Chapecó Energia S.A.	9.00	9.00	Electric power generation

Exclusive funds: full consolidation
Diplic II- Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

Consortiuns
Consórcio Itaúba (3)	99.99	100.00	Electric power generation
Consórcio Passo Real (4)	96.55	100.00	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power generation
Consórcio Dona Francisca	15.00	15.00	Electric power generation

(*) Dormant companies.

(1)	On March 5, 2025, CSN ITC Solutions AG was incorporated. The Company has a 55.2% stake in CSN ITC Solutions AG, through its indirect subsidiary CSN Mining International GmbH - owner of 80% of CSN IT. Located in Switzerland, the company is incorporated in the form of a corporation. CSN IT's activities consist of marketing, distributing and processing iron ore and related products in key strategic expansion markets, with the objective of adding value to these products by exploring and seeking related business opportunities, in Switzerland or abroad;
(2)	In March there was the acquisition of Gramperfil S.A., whose entire share capital is held by CSN Steel S.L. On March 23, 2025, the Company completed the acquisition of Gramperfil S.A. for the total amount of EUR 11,801. Located in Portugal, the company is incorporated in the form of a corporation. The activities of Gramperfil S.L consist of producing, marketing and transforming metal profiles and accessories, in addition to importing and exposing profiles and accessories for metal and civil construction;
(3)	On March 21, 2025, there was the 1st amendment to the term of incorporation of Consórcio Itaúba, which redistributed the equity interest of the consortium members; the consortium member Companhia Siderúrgica Nacional now holds 39.03% and CSN Cimentos S.A. now holds 60.97% of the Consortium;
(4)	On March 21, 2025, there was the 1st amendment to the term of incorporation of the Passo Real consortium, which changed the equity interest of the consortium members; the consortium member Companhia Siderúrgica Nacional went from 46.97% to 56.40%, Elizabeth Cimentos S.A. went from 28.18% to 24.14%, CSN Mineração S.A. went from 23.29% to 11.09%, Minérios Nacional S.A. maintained its interest at 1.56%. In addition, there was the entry of new consortium members, which are: Companhia Metalúrgica Prada with 3.36% equity interest, Metalgráfica Iguaçu S.A. with 0.34% and Estanho de Rondônia S.A. with 3.11%.

9.a)	Movement of investments in controlled companies, jointly controlled companies, joint operations, associates, and other investments

The positions presented on March 31, 2025 and the transactions refer to the interest held by CSN in these companies:

		Consolidated
Companies	Ref.	Final balance on 12/31/2024	Dividends	Equity Income	Comprehensive income	Others	Final balance on 03/31/2025

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica		2,799,168		105,997	6		2,905,171
Fair Value MRS		480,622					480,622
Fair Value MRS amortization		(105,719)		(2,937)			(108,656)
Transnordestina Logística S.A.		1,137,345		(7,333)			1,130,012
Fair Value -Transnordestina		659,106					659,106
Arvedi Metalfer do Brasil S.A.		35,257		458			35,715
Panatlântica S.A.		225,764		4,287			230,051
Equimac S.A		31,733	(2,187)	2,544			32,090
Indirect interest in affiliates - CEEE-G		146,753	(210)	(1,922)			144,621
Fair Value indirect participation CEEE-G		319,709					319,709
Fair Value amortization indirect participation CEEE-G		(42,523)		(5,281)			(47,804)
		5,687,215	(2,397)	95,813	6	-	5,780,637

Others (2)		58,796	-	-	-	(448)	58,348
		58,796				(448)	58,348

Total shareholdings		5,746,011	(2,397)	95,813	6	(448)	5,838,985

Classification of investments in the balance sheet
Equity interests		5,746,011					5,838,985
Investment Property		202,040					201,061
Total investments in the asset		5,948,051					6,040,046
(1)	These are strategic investments in startups made by the subsidiary CSN Inova Ventures in the following companies: Alinea Health Holdings Ltda. I.Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdings and Global Dot.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

The reconciliation of equity in earnings at companies with shared control classified as joint ventures and associates and the amount presented in the income statement are presented below and derives from the elimination of CSN's transactions with these companies:

		Consolidated
	03/31/2025	03/31/2024

Equity in results of affiliated companies
MRS Logística S.A.	105,997	116,530
Transnordestina Logística S.A.	(7,333)	(6,645)
Arvedi Metalfer do Brasil S.A.	458	1
Equimac S.A	2,544	457
Indirect interest in affiliates - CEEE-G	(1,922)	11,313
Panatlântica S.A.	4,287	1,368
Fair Value Amortization	(8,218)	(7,592)
	95,813	115,432
Reclassification IAS 28 (1)	(17,487)	(22,120)
Others	108	8
Equity in results	78,434	93,320
(1)	The operating margin of intercompany operations with group companies classified as joint ventures, which are not consolidated, are reclassified under the Investment group’s Income Statement under the costs and income tax and social security contribution groups.

Below is the movement of the Parent Company's investment:

	Parent Company
Companies	Final balance on 12/31/2024	Capital increase	Dividends	Equity Income	Comprehensive income	Others	Final balance on 03/31/2025

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	4,618,406			(58,495)	(108,927)		4,450,984
Sepetiba Tecon S.A.	302,152			4,558			306,710
Minérios NacionalS.A.	90,578			(13,404)			77,174
Fair Value - Minérios Nacional	2,122,071						2,122,071
Companhia Metalúrgica Prada	181,686			(40,818)			140,868
Goodwill - Companhia Metalúrgica Prada	63,509						63,509
CSN Mineração S.A.	7,086,794			(246,547)	222,158		7,062,405
CSN Energia S.A.	20,142			(295)			19,847
FTL - Ferrovia Transnordestina Logística S.A.	100,314			(18,908)			81,406
Companhia Florestal do Brasil	1,246,403			(17,670)	33		1,228,766
CBSI - Companhia Brasileira de Serviços de Infraestrutura	84,226			14,212			98,438
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225						15,225
CSN Cimentos Brasil S.A.	6,612,579			(92,879)			6,519,700
Others	313	15		9		(2)	335
	22,544,398	15	-	(470,237)	113,264	(2)	22,187,438
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	177,351			3,196			180,547
MRS Logística S.A.	1,400,002			53,014	3		1,453,019
Transnordestina Logística S.A.	1,137,345			(7,333)			1,130,012
Fair Value -Transnordestina	659,106						659,106
Equimac S.A	31,733		(2,187)	2,544			32,090
Panatlântica S.A.	225,764			4,287			230,051
Arvedi Metalfer do Brasil S.A.	35,257			458			35,715
	3,666,558	-	(2,187)	56,166	3	-	3,720,540
Other participations
Profits on subsidiaries' inventories	(53,731)			12,145			(41,586)
Other investments	40						40
	(53,691)	-	-	12,145	-	-	(41,546)

Total shareholdings	26,157,265	15	(2,187)	(401,926)	113,267	(2)	25,866,432

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(3,255,338)			173,862			(3,081,476)
CSN Inova Ventures	(3,348,913)			152,865			(3,196,048)
CSN Islands XII Corp.	(4,803,727)			188,380			(4,615,347)
Estanho de Rondônia S.A.	(47,190)	13,000		(23,182)			(57,372)
Others	(3,645)			(622)			(4,267)
Total subsidiaries with unsecured liabilities	(11,458,813)	13,000	-	491,303	-	-	(10,954,510)

Equity Income				89,377

Classification of investments in the balance sheet
Equity interests	26,157,265						25,866,432
Investment Property	135,557						135,018
Total active investments	26,292,822						26,001,450
Provision for Investments with Unsecured Liabilities (liabilities)	(11,458,813)						(10,954,510)
Total active and passive investments	14,834,009						15,046,940

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

9.b)	Investments in jointly controlled companies (joint ventures) and in joint operations

Balance sheet and income statement at companies subject to shared control are shown below and refer to 100% of the companies' profit or loss:

				03/31/2025				12/31/2024
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.49%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	3,709,125	584,671	20,290	93,660	4,147,393	277,966	22,028	82,129
Advances to suppliers	41,805	39,122	118	500	42,649	45,512	49	395
Other assets	1,065,152	74,578	19,415	29,255	1,182,598	83,348	25,070	27,251
Total current assets	4,816,082	698,371	39,823	123,415	5,372,640	406,826	47,147	109,775
Non-current Assets
Other assets	455,602	139,772	259	9,746	448,946	143,562	142	10,144
Investments, PP&E and intangible assets	15,183,732	13,538,604	75,363	256,016	14,791,500	13,193,728	75,782	263,998
Total non-current assets	15,639,334	13,678,376	75,622	265,762	15,240,446	13,337,290	75,924	274,142
Total Assets	20,455,416	14,376,747	115,445	389,177	20,613,086	13,744,116	123,071	383,917

Current Liabilities
Borrowings and financing	524,605	44,900	24,986		547,803	36,181	19,009
Lease liabilities	752,953		402		738,978		288
Other liabilities	1,598,210	152,007	11,846	14,125	2,103,399	128,528	16,642	15,664
Total current liabilities	2,875,768	196,907	37,234	14,125	3,390,180	164,709	35,939	15,664
Non-current Liabilities
Borrowings and financing	7,695,751	8,562,330	10,379		7,524,173	7,943,354	21,074
Lease liabilities	1,013,798		213		1,158,058		213
Other liabilities	1,121,434	3,265,214	3,439	4,698	1,074,757	3,268,493	2,379	4,457
Total non-current liabilities	9,830,983	11,827,544	14,031	4,698	9,756,988	11,211,847	23,666	4,457
Shareholders’ equity	7,748,665	2,352,296	64,180	370,354	7,465,918	2,367,560	63,466	363,796
Total liabilities and shareholders’ equity	20,455,416	14,376,747	115,445	389,177	20,613,086	13,744,116	123,071	383,917

	01/01/2025 to 03/31/2025				01/01/2024 to 03/31/2024
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.49%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	1,676,603		23,101	49,262	1,643,868		10,992	45,616
Cost of sales and services	(969,927)		(12,456)	(24,230)	(837,184)		(6,135)	(29,543)
Gross profit	706,676		10,645	25,032	806,684		4,857	16,073
Operating (expenses) income	(105,397)	(13,572)	(1,639)	(18,068)	(42,759)	(10,192)	(1,242)	(20,809)
Financial income (expenses), net	(197,871)	(1,693)	(1,250)	1,760	(280,768)	(3,642)	(378)	1,300
Profit/(Loss) before IR/CSLL	403,408	(15,265)	7,756	8,724	483,157	(13,834)	3,237	(3,436)
Current and deferred IR/CSLL	(120,691)		(1,497)	(2,167)	(167,297)		(1,299)	17
Profit / (loss) for the period	282,717	(15,265)	6,259	6,557	315,860	(13,834)	1,938	(3,419)

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

9.c)	Investment properties

The balance of investment properties is shown below:

		Consolidated			Parent Company
	Ref.	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2024		156,858	45,182	202,040	94,257	41,300	135,557
Cost		156,858	83,285	240,143	94,257	74,389	168,646
Accumulated depreciation			(38,103)	(38,103)		(33,089)	(33,089)
Balance at December 31, 2024		156,858	45,182	202,040	94,257	41,300	135,557
Depreciation			(979)	(979)		(539)	(539)
Balance at March 31, 2025		156,858	44,203	201,061	94,257	40,761	135,018
Cost		156,858	83,285	240,143	94,257	74,389	168,646
Accumulated depreciation			(39,082)	(39,082)		(33,628)	(33,628)
Balance at March 31, 2025		156,858	44,203	201,061	94,257	40,761	135,018

The Company Management's estimate of the fair value of investment properties was carried out for December 31, 2024. The fair value of investment property in the consolidated as of March 31, 2025 is BRL 2,431,581 (BRL 2,431,581 as of December 31, 2024) and in the parent company BRL 2,306,478 (BRL 2,306,478 as of December 31, 2024).

The estimated average useful lives for the periods are as follows (in years):

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Buildings	28	28	30	30

10.	PROPERTY, PLANT AND EQUIPMENT

10.a)	Composition of property, plant and equipment

		Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Other (2)	Total
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023
Cost		592,716	9,664,220	43,110,825	372,094	5,881,336	1,269,089	922,119	61,812,399
Accumulated depreciation			(4,891,708)	(25,141,759)	(267,039)		(512,275)	(573,595)	(31,386,376)
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023
Effect of foreign exchange differences		(1,630)	(2,036)	(25,707)	(2,089)	(1,081)	(4,090)	(164)	(36,797)
Acquisitions		1,179	219	129,143	1,764	994,102	1,826		1,128,233
Capitalized interest	26					78,944			78,944
Write-offs	25			12,900		(4)		(10)	12,886
Depreciation	24		(80,014)	(791,034)	(4,339)		(60,735)	(12,031)	(948,153)
Transfers to other asset categories		(3,696)	78,735	543,674	12,131	(638,165)		7,321
Transfer between groups - intangible assets and investment property				(1,267)		(10,313)			(11,580)
Right of use - Remeasurement							72,330		72,330
Acquisition of a subsidiary abroad		5,390	19,270	5,159					29,819
Others			(699)	(687)		(322)	(900)	598	(2,010)
Balance at March 31, 2025		593,959	4,787,987	17,841,247	112,522	6,304,497	765,245	344,238	30,749,695
Cost		593,959	9,798,930	43,717,574	386,733	6,304,497	1,299,608	925,901	63,027,202
Accumulated depreciation			(5,010,943)	(25,876,327)	(274,211)		(534,363)	(581,663)	(32,277,507)
Balance at March 31, 2025		593,959	4,787,987	17,841,247	112,522	6,304,497	765,245	344,238	30,749,695

		Parent Company
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Others (**)	Total
Balance at December 31, 2024		25,618	328,915	7,229,728	11,471	1,984,214	37,582	46,885	9,664,413
Cost		25,618	600,505	18,210,106	106,548	1,984,214	48,227	175,734	21,150,952
Accumulated depreciation			(271,590)	(10,980,378)	(95,077)		(10,645)	(128,849)	(11,486,539)
Balance at December 31, 2024		25,618	328,915	7,229,728	11,471	1,984,214	37,582	46,885	9,664,413
Acquisitions				66,875	89	474,433			541,397
Capitalized interest	26					42,432			42,432
Write-offs	25			14,177					14,177
Depreciation	24		(7,615)	(334,908)	(772)		(2,602)	(3,274)	(349,171)
Transfers to other asset categories		(3)	63,144	195,972	1,358	(270,250)		9,779
Transfers to intangible assets						(9,359)			(9,357)
Right of use - Remeasurement							1,944		1,944
Balance at March 31, 2025		25,615	384,444	7,171,844	12,146	2,221,472	36,924	53,390	9,905,835
Cost		25,615	663,649	18,487,129	107,996	2,221,472	46,836	185,532	21,738,229
Accumulated depreciation			(279,205)	(11,315,285)	(95,850)		(9,912)	(132,142)	(11,832,394)
Balance at March 31, 2025		25,615	384,444	7,171,844	12,146	2,221,472	36,924	53,390	9,905,835
(*)	Progress is highlighted in the projects of: (i) business expansion, mainly expansion of the port in Itaguaí and Casa de Pedra, Itabirito project and recovery of tailings from dams; (ii) projects of new integrated cement plants (iii); general repair of the blast furnace and coke batteries at the Presidente Vargas Plant; and, (iv) added to the interest capitalized in the period.
(**)	Refer substantially to assets classified as vehicles and hardware.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

The estimated average useful lives are as follows (in years):

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Buildings and Infrastructure	31	33	27	28
Machinery, equipment and facilities	17	17	18	18
Furniture and fixtures	10	10	12	12
Others	11	10	9	10

10.b)	Right of use

Below are the movements of the right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2024	537,008	83,112	114,612	22,082	756,814
Cost	655,481	150,311	360,925	102,372	1,269,089
Accumulated depreciation	(118,473)	(67,199)	(246,313)	(80,290)	(512,275)
Balance at December 31, 2024	537,008	83,112	114,612	22,082	756,814
Effect of foreign exchange differences		(3,034)	(549)	(507)	(4,090)
Addition		1,826			1,826
Remesurement	6,549	(21)	51,451	14,351	72,330
Depreciation	(10,006)	(3,840)	(40,274)	(6,615)	(60,735)
Others		(900)			(900)
Balance at March 31, 2025	533,551	77,143	125,240	29,311	765,245
Cost	660,981	147,710	375,997	114,920	1,299,608
Accumulated depreciation	(127,430)	(70,567)	(250,757)	(85,609)	(534,363)
Balance at March 31, 2025	533,551	77,143	125,240	29,311	765,245

				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2024	37,394	188	-	37,582
Cost	43,969	2,567	1,691	48,227
Accumulated depreciation	(6,575)	(2,379)	(1,691)	(10,645)
Balance at December 31, 2024	37,394	188	-	37,582
Remeasurement	1,543		401	1,944
Depreciation	(2,307)	(146)	(149)	(2,602)
Balance at March 31, 2025	36,630	42	252	36,924
Cost	44,562	182	2,092	46,836
Accumulated depreciation	(7,932)	(140)	(1,840)	(9,912)
Balance at March 31, 2025	36,630	42	252	36,924

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

11.	INTANGIBLE ASSETS

								Consolidated	Parent Company
	Ref.	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091	68,070	68,070
Cost		4,675,302	858,748	389,604	256,085	6,384,805	2,283	12,566,827	217,832	217,832
Accumulated amortization		(549,047)	(818,509)	(275,604)	(3,657)	(481,919)		(2,128,736)	(149,762)	(149,762)
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091	68,070	68,070
Effect of foreign exchange differences			(2,209)	(787)	(4,721)	(3)	(91)	(7,811)
Acquisitions				298				298
Transfer between groups - fixed assets				11,580				11,580	9,357	9,357
Amortization	24		(5,549)	(8,355)	(4)	(36,147)		(50,055)	(4,713)	(4,713)
Transfers to other asset categories				2,768	36	(2,804)
Others				131		1,382		1,513
Balance at March 31, 2025		4,126,255	32,481	119,635	247,739	5,865,314	2,192	10,393,616	72,714	72,714
Cost		4,675,302	847,128	386,610	251,310	6,386,807	2,192	12,549,349	227,189	227,189
Accumulated amortization		(549,047)	(814,647)	(266,975)	(3,571)	(521,493)		(2,155,733)	(154,475)	(154,475)
Balance at March 31, 2025		4,126,255	32,481	119,635	247,739	5,865,314	2,192	10,393,616	72,714	72,714

(*)	Composed mainly of: (i) mining rights amortized by production volume and (ii) Concession contract for hydroelectric resource utilization in acquiring control of Companhia Estadual de Geração de Energia Elétrica, with amortization performed over the contract's term.

The estimated average useful lives are as follows (in years):

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Software	8	8	9	9
Customer relationships	13	13

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

12.	LOANS, FINANCING AND DEBENTURES (“DEBTS”)

The balances of loans, financing and debentures that are recorded at amortized cost are as follows:

	Consolidated						Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024

Foreign Debt
Floating Rates:
Prepayment	1,858,553	2,331,452	7,565,144	7,585,516	1,020,119	1,223,673	1,846,692	1,991,444
Fixed Rates:
Bonds, Facility, CCE and ACC	1,834,527	2,804,036	23,152,481	24,162,280	1,428,140	2,464,054	1,917,895	1,263,229
Intercompany					492,006	470,156	10,501,937	11,310,104
Fixed interest in EUR
Intercompany					341,836	351,827		-
Facility	709,672	657,980	278,770	305,556
	4,402,752	5,793,468	30,996,395	32,053,352	3,282,101	4,509,710	14,266,524	14,564,777

Debt agreements in R$
Floating Rate Securities
BNDES/FINAME/FINEP, Debentures, NCE and CCB	1,175,494	3,109,090	17,372,004	16,602,668	684,012	715,567	10,388,300	10,602,270
	1,175,494	3,109,090	17,372,004	16,602,668	684,012	715,567	10,388,300	10,602,270
Total Borrowings and Financing	5,578,246	8,902,558	48,368,399	48,656,020	3,966,113	5,225,277	24,654,824	25,167,047
Transaction Costs and Issue Premiums	(85,206)	(80,879)	(595,370)	(563,078)	(24,290)	(24,103)	(116,575)	(122,581)
Total Borrowings and Financing + Transaction cost	5,493,040	8,821,679	47,773,029	48,092,942	3,941,823	5,201,174	24,538,249	25,044,466

12.a)	Debt movement

The following table shows the reconciliation of the book value at the beginning and end of the period:

			Consolidated		Parent Company
	Ref.	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Opening balance		56,914,621	44,859,075	30,245,640	23,691,305
New debts		4,954,349	10,180,554	910,044	7,352,398
Repayment		(6,030,948)	(6,927,383)	(1,535,481)	(5,295,236)
Payments of charges		(962,355)	(4,052,226)	(350,492)	(1,787,615)
Accrued charges	26	1,100,780	4,230,413	491,857	1,869,794
Others (1)		(2,710,378)	8,624,188	(1,281,496)	4,414,994
Closing balance		53,266,069	56,914,621	28,480,072	30,245,640

(1)	Including unrealized exchange and monetary variations and funding cost.

The Company raised and amortized the debts during 2025 as shown below:

				Consolidated
				03/31/2025
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	759,263	2027	(603,930)	(142,318)
Bonds, ACC, CCE and Facility	1,749,328	2025 to 2028	(1,791,781)	(336,642)
BNDES/FINAME/FINEP, Debentures, NCE, Facility and CCB	2,445,758	2025 to 2041	(3,635,237)	(483,395)
	4,954,349		(6,030,948)	(962,355)

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

12.b)	Maturities of debts presented in current and non-current liabilities

			Consolidated			Parent Company
			03/31/2025			03/31/2025
	In foreign currency	In national currency - R$	Total	In foreign currency	In national currency - R$	Total
Average rate	in Dollar 6.60% in Euro 3.58%	in Real 16.79%		in Dollar 3.60% in Euro 3.53%	in Real 16.29%
2025	3,322,263	803,310	4,125,573	2,201,613	534,524	2,736,137
2026	5,064,168	2,381,926	7,446,094	2,777,355	1,890,059	4,667,414
2027	3,619,901	3,977,655	7,597,556	1,568,769	3,423,453	4,992,222
2028	8,822,103	2,165,430	10,987,533	3,540,209	1,857,740	5,397,949
2029	690,567	1,144,182	1,834,749	371,958	826,680	1,198,638
2030 to 2032	13,467,184	4,294,616	17,761,800	7,088,721	990,623	8,079,344
After 2032	412,961	3,780,379	4,193,340		1,549,233	1,549,233
	35,399,147	18,547,498	53,946,645	17,548,625	11,072,312	28,620,937

•      Covenants

The Company's debt contracts provide for compliance with certain non-financial obligations, as well as maintenance of specific performance parameters and indicators, such as the disclosure of audited financial statements according to regulatory deadlines or having early maturity declared if the net debt to EBITDA indicator reaches the levels specified in these contracts.

Until now, the Company is compliant with the financial and non-financial obligations (covenants) of its current contracts.

13.	FINANCIAL INSTRUMENTS

13.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with an emphasis on cash and cash equivalents, including investments, marketable securities, accounts receivables from customers, accounts payables to suppliers and loans and financing. Additionally, we may also operate with financial derivatives, such as swap, exchange rate swap, swap interest and commodity derivatives.

Considering the nature of the instruments, fair value is basically determined by using quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or short-term maturity. Considering the term and characteristics of these instruments, the book values approximate the fair values.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

Classification of financial instruments

								Consolidated
					03/31/2025			12/31/2024
	Ref.	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3			19,787,406	19,787,406		23,310,197	23,310,197
Financial investments	4		911,364	52,366	963,730	860,591	50,787	911,378
Trade receivables	5		3,898	2,507,201	2,511,099	181,262	2,719,736	2,900,998
Dividends and interest on equity	8			202,492	202,492		201,436	201,436
Derivative financial instruments	8	31,217			31,217	152,967		152,967
Trading securities	8		3,116		3,116	2,947		2,947
Loans - related parties	20.a			5,348	5,348		5,315	5,315
Total		31,217	918,378	22,554,813	23,504,408	1,197,767	26,287,471	27,485,238

Non-current
Financial investments	4			196,820	196,820		169,977	169,977
Other trade receivables				1,888	1,888		1,888	1,888
Eletrobrás compulsory loan	8			59,372	59,372		51,012	51,012
Receivables by indemnity	8			784,216	784,216		790,914	790,914
Loans - related parties	20.a			1,968,744	1,968,744		1,903,028	1,903,028
Derivative transactions	9		41,970		41,970
Total		-	41,970	3,011,040	3,053,010	-	2,916,819	2,916,819

Total Assets		31,217	960,348	25,565,853	26,557,418	1,197,767	29,204,290	30,402,057

Liabilities
Current
Borrowings and financing	12			5,578,246	5,578,246		8,902,558	8,902,558
Lease liabilities	14			203,438	203,438		206,323	206,323
Trade payables	15			6,660,988	6,660,988		7,030,734	7,030,734
Trade payables - Forfaiting	15.a			3,045,606	3,045,606		2,902,593	2,902,593
Dividends and interest on capital	16			61,488	61,488		61,965	61,965
Concessions to be paid				12,555	12,555
Total		-	-	15,562,321	15,562,321	-	19,104,173	19,104,173

Non-current
Borrowings and financing	12			48,368,399	48,368,399		48,656,020	48,656,020
Lease liabilities	14			650,370	650,370		633,982	633,982
Trade payables	15			8,564	8,564		43,263	43,263
Derivative financial instruments	13.c		96,820		96,820	157,857		157,857
Concessions to be paid	16			81,693	81,693		78,728	78,728
Total		-	96,820	49,109,026	49,205,846	157,857	49,411,993	49,569,850
Total Liabilities		-	96,820	64,671,347	64,768,167	157,857	68,516,166	68,674,023

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

							Parent Company
				03/31/2025			12/31/2024
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		3,632,633	3,632,633		5,666,618	5,666,618
Financial investments	4	911,364	36,074	947,438	860,591	34,982	895,573
Trade receivables	5		1,630,391	1,630,391		1,555,141	1,555,141
Derivative financial instruments	8
Dividends and interest on equity	8		502,112	502,112		501,267	501,267
Trading securities	8	2,965		2,965	2,814		2,814
Loans - related parties	20.a		5,348	5,348		5,315	5,315
Total		914,329	5,806,558	6,720,887	863,405	7,763,323	8,626,728

Non-current
Financial investments	4		132,071	132,071		142,423	142,423
Other trade receivables			1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	8		56,654	56,654		48,437	48,437
Receivables by indemnity	8		766,430	766,430		773,241	773,241
Loans - related parties	20.a		3,120,687	3,120,687		2,499,112	2,499,112
Total		-	4,076,845	4,076,845	-	3,464,216	3,464,216
Total Assets		914,329	9,883,403	10,797,732	863,405	11,227,539	12,090,944

Liabilities
Current
Borrowings and financing	12		3,966,113	3,966,113		5,225,277	5,225,277
Lease liabilities	14		10,499	10,499		10,229	10,229
Trade payables	15		3,368,985	3,368,985		3,596,080	3,596,080
Trade payables - Forfaiting	15.a		2,514,088	2,514,088		2,214,482	2,214,482
Dividends and interest on capital	16		6,142	6,142		6,242	6,242
Total		-	9,865,827	9,865,827	-	11,052,310	11,052,310

Non-current
Borrowings and financing	12		24,654,824	24,654,824		25,167,047	25,167,047
Lease liabilities	14		27,591	27,591		28,224	28,224
Trade payables	15		3,299	3,299		580	580
Derivative financial instruments	13.c	96,820		96,820	157,857		157,857
Total		96,820	24,685,714	24,782,534	157,857	25,195,851	25,353,708
Total Liabilities		96,820	34,551,541	34,648,361	157,857	36,248,161	36,406,018

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss and fair value through other comprehensive income classifying them according to the fair value hierarchy:

Consolidated			03/31/2025			12/31/2024
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	911,364		911,364	860,591		860,591
Trade receivables, net	3,898		3,898	181,262		181,262
Derivative transactions		31,217	31,217		152,967	152,967
Trading securities	3,116		3,116	2,947		2,947
Non-current
Derivative transactions	-	41,970	41,970	-	-	-
Total Assets	918,378	73,187	991,565	1,044,800	152,967	1,197,767
Liabilities
Non-current
Derivative transactions		96,820	96,820		157,857	157,857
Total Liabilities	-	96,820	96,820	-	157,857	157,857

Level 1 – The data are prices quoted in an active market for identical items to the assets and liabilities being measured.

Level 2 – Considers observable inputs in the market, such as interest rates, foreign exchange, etc., but are not prices traded in active markets.

Level 3 - There are no assets or liabilities classified in the level.

13.b)	Financial risk management

The Company follows risk management strategies, with guidelines regarding the risks incurred by the company.

The nature and general position of financial risks are regularly monitored and managed in order to assess results and financial impact on cash flow. Credit limits and the hedge quality of counterparties are also periodically reviewed.

Market risks are hedged when considered necessary to support the corporate strategy or when it is necessary to maintain the financial flexibility level.

The Company believes it is exposed to exchange rate and interest rate risk, market price, credit risk, and liquidity risk.

The Company can manage some of the risks through the use of derivative instruments, not associated with any speculative trading or short selling.

i)	Foreign exchange risk

The exposure arises mainly from the existence of assets and liabilities denominated in dollars, since the Company's functional currency is substantially the Real and is called natural foreign exchange exposure. The net exposure is the result of offsetting the natural foreign exchange exposure by hedging instruments adopted by the Company.

The consolidated net exposure is shown below:

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

	03/31/2025	12/31/2024
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	2,328,829	1,951,025
Trade receivables	68,911	58,296
Financial investments	13,150	270,038
Borrowings and financing	(6,024,125)	(5,983,492)
Trade payables	(303,153)	(284,843)
Others	(39,812)	(37,185)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(3,956,200)	(4,026,161)
Derivative financial instruments (*)	4,977,848	5,098,257
Net foreign exchange exposure	1,021,648	1,072,096
(*)	Total notional value of derivative and non-derivative financial instruments used for exchange risk management.

The Company uses Hedge Accounting as a strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company evaluated two different scenarios for the analysis of the exchange rate impact: Scenario 1 projects a horizon of increased currency volatility, and Scenario 2 predicts a horizon of appreciation of the Real against the Dollar. The calculation was based on the closing exchange rate on March 31, 2025, using assumptions based on a dispersion calculation that considers both historical variations in exchange rates and projections developed by management.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				03/31/2025
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.7422	5.8559	5.8582	4.8258
EUR	6.1993	6.6558	6.4172	5.4127
USD x EUR	1.0796	1.1366	1.1095	0.9250

The effects on the result, considering scenarios 1 and 2, are shown below:

					03/31/2025
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	2,328,829	Dollar	264,788	270,148	(2,134,069)
Trade receivables	68,911	Dollar	7,835	7,994	(63,148)
Financial investments	13,150	Dollar	1,495	1,525	(12,050)
Borrowings and financing	(6,024,125)	Dollar	(684,943)	(698,808)	5,520,327
Trade payables	(303,153)	Dollar	(34,468)	(35,166)	277,800
Others	(39,812)	Dollar	(4,527)	(4,618)	36,483
Derivative financial instruments (*)	4,977,848	Dollar	565,981	577,438	(4,561,550)
Impact on profit or loss			116,161	118,513	(936,207)
(*)	The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - Devaluation by 1.98% / Real x Euro - Devaluation of the Real by 7.36% / Dollar x Euro - devaluation of the dollar by 5.28%. Source: Central Bank of Brazil on April 17, 2025.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

i)	Interest rate risk

This risk stems from financial investments, loans, and financing and debentures in short and long terms linked to pre-fixed and post-fixed interest rates of CDI, TJLP, SOFR, exposing these financial assets and liabilities to interest rate fluctuations as demonstrated in the sensitivity analysis chart below.

Sensitivity analysis of interest rate changes

Below, we present the sensitivity analysis to risks related to interest rates. The Company considered two different scenarios to assess the impact of variations in these rates: Scenario 1 predicts a horizon of rising interest rates, and Scenario 2 projects a reduction horizon. To carry out the calculation, the closing rates on March 31, 2025 were considered as references, based on a dispersion model, which considers not only the historical variations in interest rates, but also detailed projections by the management.

This approach allows a comprehensive and precise assessment of potential economic impacts arising from interest rate fluctuations.

			Consolidated
			03/31/2025
Interest	Possible scenarios	Scenario 1	Scenario 2
CDI	14.15%	15.55%	12.75%
TJLP	7.97%	8.56%	7.43%
IPCA	5.48%	7.73%	5.17%
SOFR 6M	4.25%	5.57%	4.04%
SOFR	4.41%	4.76%	3.92%
EURIBOR 3M	2.34%	2.72%	2.05%
EURIBOR 6M	2.34%	3.10%	2.04%

The effects on the result, considering scenarios 1 and 2, are shown below:

				Impact on balances on 03/31/2025
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	14.15%	6,820,215	(12,906,141)	(861,159)	(946,370)	(775,947)
TJLP	7.97%		(818,537)	(65,237)	(70,091)	(60,836)
IPCA	5.48%		(24,507)	(1,343)	(1,894)	(1,267)
SOFR 6M	4.25%		(4,221,584)	(179,417)	(235,198)	(170,502)
SOFR	4.41%		(2,774,352)	(122,349)	(132,086)	(108,879)
EURIBOR 3M	2.34%		(773,049)	(18,058)	(21,033)	(15,810)
EURIBOR 6M	2.34%		(33,676)	(787)	(1,045)	(686)
				(1,248,350)	(1,407,717)	(1,133,927)
(*)	The sensitivity analysis is based on the assumption of maintaining as a probable scenario the market values on March 31, 2025 recorded in the Company's assets and liabilities.

i)	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities may be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward, futures, and options transactions.

Below are the price risk protection instruments, as shown in the following topics:

a) Cash flow hedge accounting – “Platts” index

To better reflect the accounting effects of the "Platts" hedge strategy on the result, CSN Mineração opted to formally designate the hedge and, consequently, adopted hedge accounting for the iron ore derivative as a hedge accounting instrument for its highly probable future iron ore sales. As a result, the mark-to-market arising from the "Platts" volatility will be temporarily recorded in shareholders' equity and will be taken to the income statement when the sales occur according to the contracted evaluation period. This allows the recognition of "Platts" volatility on iron ore sales to be recognized at the same time.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

The Company has periodically reviewed market scenarios to assess its exposure to iron ore price risk to ensure adequate coverage of market price fluctuations. This process involves monitoring fluctuations and trends in global prices, in addition to considering economic and geopolitical factors that may impact the value of this commodity.

The table below shows the result of the derivative instrument up to March 31, 2025:

				03/31/2025	03/31/2025	03/31/2024	03/31/2025	03/31/2024	03/31/2025	03/31/2024
		Appreciation (R$)		Fair value (market)	Other operating income expenses (note 25)		Other comprehensive income		Financial income (expenses) (note 26)
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
01/01/2024 to 01/31/2024 (Settled)	Platts					(202,702)				(719)
02/01/2024 to 02/28/2024 (Settled)	Platts					(39,977)				(133)
03/01/2024 to 03/31/2024 (Settled)	Platts					248,710				5,132
04/01/2024 to 04/30/2024 (Settled)	Platts							295,985		5,349
05/01/2024 to 05/31/2024 (Settled)	Platts							194,923		4,113
06/01/2024 to 06/30/2024 (Settled)	Platts							208,684		4,067
03/01/2025 to 03/31/2025 (Settled)	Platts				40,578
04/01/2025 to 04/30/2025	Platts	402,327	(382,350)	19,977			19,857		120
05/01/2025 to 05/31/2025	Platts	215,734	(204,494)	11,240			11,162		79
		618,061	(586,844)	31,217	40,578	6,031	31,019	699,592	199	17,809

The movement of the amounts related to cash flow hedge accounting - "Platts" index recorded in shareholders' equity on March 31, 2025 is shown as follows:

	12/31/2024	Movement	Realization	03/31/2025
Cash flow hedge–“Platts”		71,597	(40,578)	31,019
Income tax and social contribution on cash flow hedge		(24,347)	13,800	(10,547)
Fair Value of cash flow hedge - Platts, net	-	47,250	(26,778)	20,472

The cash flow hedge - "Platts" index was fully effective since the contracting of derivative instruments.

To support the above-mentioned designations, the Company prepared formal documentation indicating the manner which the designation of cash flow hedge accounting - "Platts" index aligned with CSN's risk management objectives and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected, and demonstrating the expectation of high effectiveness of the designated relationships. Iron ore derivative instruments ("Platts" index) were designated in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected and approved amounts in the budgets of the Management and Board.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

b) Cash flow hedge accounting

Foreign Exchange Hedge Accounting

The Company has iron ore derivatives operations, contracted by the subsidiary CSN Mineração, in order to reduce the volume of its exposure to the commodity.

With the objective of better reflecting the accounting effects of the foreign exchange hedge strategy in the results, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as a hedge instrument for their future exports. As a result, the exchange rate variation from designated liabilities will be temporarily recorded in shareholders' equity and will be transferred to the income statement when the respective exports occur, thus allowing the recognition of dollar fluctuations on the liability and exports to be recorded at the same time. It is emphasized that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents the summary of hedging relationships as of March 31, 2025:

									03/31/2025
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortized part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)		(931,308)
1/10/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,404,021)		(1,343,031)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(1,535,800)
6/1/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(427,210)	(185,856)	(753,296)
12/1/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)		(319,909)
6/6/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.2700	30,000			(14,166)
06/25/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.4405	10,000			(3,017)
05/16/2024	Export Prepayments in US$ with third parties, ACC and Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	September 2024 - March 2035	5.1270	1,202,000	(119,761)		(665,793)
12/1/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			(48,570)
Total recognized at the parent company						6,736,061	(2,859,753)	(185,856)	(5,614,890)
6/1/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(164,600)	(7,604)	(723,510)
12/1/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			(49,444)
05/16/2024	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2025 - March 2035	5.1270	208,717			(128,402)
Total recognized in the consolidated						7,893,418	(3,024,353)	(193,460)	(6,516,246)
(*)	The realization of cash flow hedge accounting is recognized in Other operating income and expenses, in note 25.

The net balance of the amounts designated and already amortized in US dollars totals US$ 4,869,065.

In the hedge relationships described above, the values of the debt instruments were fully designated for equivalent portions of iron ore exports.

As of March 31, 2025, the hedging relationships established by the Company were effective, according to the prospective and retrospective tests carried out. Thus, no reversal due to ineffectiveness of cash flow hedge accounting was recorded.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

c) Net Overseas Investment Hedge

The information related to the hedge of net investment abroad has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2024. The balance recorded on March 31, 2025 and December 31, 2024 in shareholders' equity is BRL 6,292.

d) Hedge accounting transactions

The movement of the amounts related to cash flow hedge accounting recorded in shareholders' equity on March 31, 2025, is shown as follows:

				Consolidated
	12/31/2024	Movement	Realization	03/31/2025
Cash flow hedge	(8,970,450)	2,260,744	193,460	(6,516,246)
Income tax and social contribution on cash flow hedge	3,049,954	(768,653)	(65,777)	2,215,524
Fair Value of cash flow accounting, net taxes	(5,920,496)	1,492,091	127,683	(4,300,722)

				Parent Company
	12/31/2024	Movement	Realization	03/31/2025
Cash flow hedge	(7,612,357)	1,811,611	185,856	(5,614,890)
Income tax and social contribution on cash flow hedge	2,588,202	(615,947)	(63,191)	1,909,063
Fair Value of cash flow accounting, net taxes	(5,024,155)	1,195,664	122,665	(3,705,827)

ii)	Credit risks

Exposure to credit risks with financial institutions considers the parameters established under the CSN’s financial policy. The Company's practices a detailed analysis of the equity and financial situation of its customers and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

Regarding financial investments, the Company only makes investments in institutions for which a low credit risk was assessed by credit rating agencies. Since part of the resources is invested in repurchase agreements that are backed by Brazilian government bonds, there is also exposure to the credit risk of the Brazilian State.

With regards to exposure credit risk under accounts receivable and other receivables, the Company has a credit risk committee where each new customer is individually analyzed for their financial condition before credit limits and payment terms are granted. This is periodically reviewed according to the procedures specific to each business area.

iii)	Liquidity risk

It is the risk that the Company does not have sufficient net resources to honor its financial commitments, due to a mismatch in terms of volume between the expected receipts and payments.

To manage cash liquidity in national and foreign currency, assumptions of future disbursements and receipts are established and monitored daily by the Treasury area. The payment schedules of long-term installments of loans and financing and debentures are presented in note 12.

The following are the contractual maturities of financial liabilities including interest:

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

						Consolidated
At March 31, 2025	Ref.	Less than one year	From one to two years	From two to five years	Over five years	Total
Loans, financing and debentures	12.b	5,578,246	13,172,951	18,875,827	16,319,621	53,946,645
Lease liabilities	14	203,439	131,916	140,922	377,532	853,809
Derivative financial instruments	13.c				96,820	96,820
Trade payables	15	6,660,988	1,928	6,437	199	6,669,552
Trade payables - Forfaiting	15.a	3,045,606				3,045,606
Dividends and interest on capital	16	61,488				61,488
Concessions to be paid	16	12,555	13,350	40,050	28,293	94,248
		15,562,322	13,320,145	19,063,236	16,822,465	64,768,168

Fair values of assets and liabilities in relation to book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities, and any gains and losses are recorded as financial income and expense, respectively.

The amounts are recorded in the financial statements at their book value, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair value for certain consolidated long-term loans and financing were calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		03/31/2025		12/31/2024
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	20,677,953	18,284,203	22,204,604	19,584,985

(*) Fonte: Bloomberg

13.c)	Protective instruments: Derivatives

Position of the derivative financial instruments portfolio

Currency swap Dollar x Euro

The subsidiary Lusosider Projectos Siderúrgicos S.A. had a derivative operation to protect its exposure to the dollar, which was settled in November 2024.

Foreign exchange swap CDI x Dollar

In October 2023, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an External Credit Note (NCE) acquired during the same period, whose maturity is scheduled for October 2028, and which has a principal amount of BRL 680,000.

Real x dollar foreign exchange swap

The CSN Cimentos Brasil subsidiary, after raising a foreign currency loan in the amount of US$ 115,000, contracted derivative instruments with the objective of protecting its foreign exchange exposure to the dollar, with maturity on June 10, 2027.

On July 2024, CSN Cimentos Brasil, again, after obtaining a foreign currency loan in the amount of US$ 50,000, contracted derivative operations to hedge its exposure to the dollar, maturing in July 2027.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

Interest swap CDI x IPCA

CSN Mineração, CSN Cimentos Brasil and CSN issued debentures during the years 2021, 2022 and 2023, respectively, and contracted derivative operations to protect their exposure to IPCA. The CSN Mineração contracts have staggered maturities between 2031 and 2037, the CSN Cimentos contracts mature in 2038, and CSN's between 2030 and 2038.

Below is the position of derivatives:

								Consolidated
							03/31/2025	03/31/2024
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Euro	Settled							9,282
Dollar x Real swap	7/7/2027	Dollar	50,000	309,650	(303,443)	6,208	(57,108)
Dollar x Real swap	10/6/2027	Dollar	115,000	679,022	(643,260)	35,762	(58,813)	12,624
Exchange rate swap CDI x Dollar	10/4/2028	Real	680,000	756,612	(853,432)	(96,820)	61,036	(2,314)
Total Exchange rate Swap			845,000	1,745,284	(1,800,135)	(54,850)	(54,885)	19,592
Interest rate swap
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	576,448	627,735	(620,008)	7,727	3,777	(22,003)
Interest rate (Debentures) CDI x IPCA	07/15/2032	Real	745,000	807,219	(829,305)	(22,086)	(453)	(24,961)
Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	423,552	444,772	(470,970)	(26,198)	(1,377)	3,789
Interest rate (Debentures) CDI x IPCA	07/15/2037	Real	655,000	715,032	(754,598)	(39,566)	7,721	(34,458)
Interest rate (Debentures) CDI x IPCA	02/16/2032	Real	600,000	661,548	(644,386)	17,162	4,254	(17,493)
Interest rate (Debentures) CDI x IPCA	2/12/2032	Real	600,000	656,340	(636,001)	20,339	561	(25,594)
Interest rate (Debentures) CDI x IPCA	07/15/2030	Real	325,384	333,664	(347,663)	(13,999)	(2,902)	(8,558)
Interest rate (Debentures) CDI x IPCA	07/15/2033	Real	183,185	188,646	(200,317)	(11,671)	5,251	(5,969)
Interest rate (Debentures) CDI x IPCA	07/14/2038	Real	203,620	210,465	(227,651)	(17,186)	(134)	1,062
Interest rate (Debentures) CDI x IPCA	04/14/2039	Real	157,074	161,032	(178,985)	(17,953)	(1,399)
Interest rate (Debentures) CDI x IPCA	04/14/2034	Real	643,095	662,272	(709,626)	(47,354)	3,769
Interest rate (Debentures) CDI x IPCA	11/14/2039	Real	62,585	65,907	(68,428)	(2,521)	364
Interest rate (Debentures) CDI x IPCA	11/14/2034	Real	37,415	38,831	(40,379)	(1,548)	226
Interest rate (Debentures) CDI x IPCA	11/14/2034	Real	200,000	208,249	(216,193)	(7,944)	1,236
Interest rate (Debentures) CDI x IPCA	11/14/2034	Real	200,000	207,171	(215,603)	(8,432)	557
Total interest rate (Debentures) CDI x IPCA			5,612,358	5,988,883	(6,160,113)	(171,230)	21,451	(134,185)

				7,734,167	(7,960,248)	(226,080)	(33,434)	(114,593)

Classification of derivatives in the balance sheet and income

						03/31/2025	03/31/2024
Instruments	Assets			Liabilities		Financial income (expenses), net (note 26)
	Current	Non-current	Total	Non-current	Total
Iron ore derivative	31,217		31,217			199
Exchange rate swap Dollar x Euro							9,282
Exchange rate swap CDI x Dollar				(96,820)	(96,820)	61,037	(2,314)
Exchange rate swap CDI x IPCA (1)				(171,232)	(171,232)	21,450	(134,185)
Dollar x Real swap		41,970	41,970			(115,921)	12,624
	31,217	41,970	73,187	(268,052)	(268,052)	(33,235)	(114,593)

(1)	The SWAP CDI x IPCA derivative instruments are fully classified in the loans and financing group, since they are linked to debentures with the purpose of protecting against IPCA exposure.

13.d)	Investments in securities measured at fair value through profit or loss

The Company has common (USIM3), preferred (USIM5) shares of Usiminas Siderúrgica de Minas Gerais S.A. (“Usiminas”). Usiminas shares are classified as current assets in financial investments and at fair value, based on the market price quotation on B3.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

According to the Company's policy, gains and losses resulting from changes in stock prices are recorded directly in the income statement under financial income for shares classified as financial investments and under other operating income and expenses for shares classified as investments.

i)	Stock Market Price Risks

Class of shares	03/31/2025				12/31/2024				03/31/2025	03/31/2024
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (note 26)
USIM3	106,620,851	15.12%	5.61	598,143	106,620,851	15.12%	5.32	567,222	30,921	18,126
USIM5	55,144,456	10.07%	5.68	313,221	55,144,456	10.07%	5.32	293,369	19,852	39,704
				911,364				860,591	50,773	57,830

The Company is exposed to the risk of changes in share prices due to investments measured at fair value through profit or loss that have their quotations based on market price on B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the risks related to the stock price variation. The Company evaluated two different scenarios for the impact of fluctuations in prices: Scenario 1 (optimistic extreme) considers a horizon of deterioration in price volatility, and Scenario 2 (pessimistic extreme) predicts a horizon of price appreciation. The calculation was based on the closing price of the shares on March 31, 2025, using assumptions based on both the dispersion of historical variations in prices and projections prepared by management.

The effects on the result, considering the probable scenarios, 1 and 2 are shown below:

					03/31/2025
Class of shares	Quantity	Share price on 03/31/2025	Closing Balance	Extreme Optimistic Scenario	Extreme Pessimistic Scenario

USIM3	106,620,851	5.61	598,143	213,801	(47,545)
USIM5	55,144,456	5.68	313,221	45,251	(25,394)
			911,364	259,052	(72,939)

13.e)	Capital Management

The Company seeks to optimize its capital structure with the purpose of reducing its financial costs and maximizing return to its shareholders. The following chart demonstrates the evolution of the Company's consolidated capital structure, with financing through equity and third-party capital:

Thousands of Reais	03/31/2025	12/31/2024
Shareholder's equity (equity)	16,260,062	15,459,116
Borrowings and Financing (Third-party capital)	53,266,069	56,914,621
Gross Debit/Shareholder's equity	3.28	3.68

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

14.	LEASE LIABILITIES

The lease liabilities are presented below:

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Leases	2,124,270	2,122,768	45,877	46,760
Adjusted present value - Leases	(1,270,462)	(1,282,463)	(7,787)	(8,307)
	853,808	840,305	38,090	38,453
Classified:
Current	203,438	206,323	10,499	10,229
Non-current	650,370	633,982	27,591	28,224
	853,808	840,305	38,090	38,453

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal – TECAR, used for the loading and unloading of iron ores and others and the Container Terminal – TECON, with remaining terms of 22 and 27 years, respectively, and a lease agreement for railroad operation using the Northeast network with a remaining term of 3 years and a land lease agreement located in Taubaté, São Paulo, to expand operations in the Steel segment with a remaining term of 18 years.

Additionally, the Company has leasing contracts for operational equipment, mainly used in mining, cement, and steel operations, and properties used as operational facilities and administrative and sales offices in various locations where the Company operates, with remaining terms of 1 to 19 years.

The present value of future obligations was measured using the implicit rate observed in the contracts, and for contracts that did not have a rate, the Company applied the incremental rate of loans – IBR, both in nominal terms.

The average rates used in measuring new lease liabilities in the consolidated and parent company are demonstrated in the table below:

03/31/2025
Contract term (in years)	Incremental Rate (p.a.)
1	15.43%
2	18.02%
3	16.76%
5	14.76%

The reconciliation of lease liabilities is shown in the table below:

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Opening balance	840,305	733,761	38,453	6,999
New leases	1,826	14,117
Contract review	72,330	285,533	1,944	41,973
Write-off		(915)
Payments	(81,260)	(308,201)	(3,191)	(12,650)
Interest appropriated	25,139	99,998	884	2,131
Exchange variation	(4,532)	16,012
Net balance	853,808	840,305	38,090	38,453

The estimated future minimum payments for the lease agreements include variable payments, fixed in essence when based on minimum performance and contractually fixed rates.

As of March 31, 2025, the minimum payments are as follows:

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	214,436	548,397	1,361,438	2,124,270
Adjusted present value - Leases	(10,998)	(275,559)	(983,906)	(1,270,462)
	203,438	272,838	377,532	853,808

•          PIS and COFINS recoverable

Lease liabilities were measured by the value of the considerations with suppliers, that is, without considering tax credits that apply after payment. The potential right to PIS and COFINS embedded in the lease liability is shown below:

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Leases	2,042,183	2,040,811	45,403	46,202
Adjusted present value - Leases	(1,267,443)	(1,279,742)	(7,714)	(8,225)
Potencial PIS and COFINS credit	188,902	188,775	4,200	4,274
Adjusted present value – Potential PIS and COFINS credit	(117,238)	(118,376)	(714)	(761)

Lease payments not recognized as liabilities:

The Company chose not to recognize lease liabilities under contracts with a term of less than 12 months and those involvind low-value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has a lease agreement for port terminals (TECAR and TECON) and a concession agreement for the exploration and development of the public rail freight service in the Northeast Network I (FTL) which, even if they establish minimum performances, it is not possible to determine their cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

Expenses related to payments not included in the measurement of the lease liability are:

		Consolidated		Parent Company
	03/31/2025	03/31/2024	03/31/2025	03/31/2025
Contract less than 12 months		499
Lower Assets value	3,665	2,586	2,405	1,813
Variable lease payments	80,663	73,189
	84,328	76,274	2,405	1,813

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

15.	TRADE PAYABLES

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Trade payables	6,746,357	7,172,161	3,419,661	3,646,232
(-) Adjusted present value	(76,805)	(98,164)	(47,377)	(49,572)
	6,669,552	7,073,997	3,372,284	3,596,660

Classified:
Current	6,660,988	7,030,734	3,368,985	3,596,080
Non-current	8,564	43,263	3,299	580
	6,669,552	7,073,997	3,372,284	3,596,660

15.a) Suppliers – Forfaiting

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
In Brazil	2,175,094	2,159,399	1,668,696	1,525,579
Abroad	870,512	743,194	845,392	688,903
	3,045,606	2,902,593	2,514,088	2,214,482

The Company discloses and classifies in a specific group its drawee risk and forfaiting operations with suppliers where the nature of the securities continue to be part of the Company's operating cycle. These transactions are negotiated with financial institutions to enable the Company's suppliers to anticipate receivables arising from sales of goods and, consequently, to extend the payment terms of the Company's own obligations. The term of these operations ranges from 180 days to 360 days.

The table below provides a comparison of invoice payment terms with and without reverse factoring operations, dealing only with merchandise acquisitions, for the base date of March 31, 2025:

Trade payables	Forfaiting	NoForfaiting
Due between 1 and 180 days	1,962,622	5,805,171
Due between 181 to 360 days	1,082,984	855,817
Over 360 days		8,564
Total	3,045,606	6,669,552

Impact of variations without effect on cash as of March 31, 2025:

Exchange variation	58,001
Interest Appropriation	13,255
Total	71,256

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

16.	OTHER OBLIGATIONS (CURRENT AND NON-CURRENT)

The other obligations classified in current and non-current liabilities have the following composition:

		Consolidated				Parent Company
	Ref.	Current		Non-current		Current		Non-current
		03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Related party liabilities		20,240	45,816		20,850	575,296	629,654	380,330	402,406
Derivative financial instruments				96,820	157,857			96,820	157,857
Dividends and interest on capital	13	61,488	61,965			6,142	6,242
Advances from customers (1)		4,176,091	3,648,639	8,996,471	10,120,950	508,142	382,350	860,213	1,099,568
Taxes in installments	17	47,930	56,226	100,576	103,955	16,674	16,504	52,504	53,320
Profit sharing - employees		307,633	235,789			161,564	123,325
Taxes payable				9,889	9,767			9,889	9,767
Provision for consumption and services		168,010	202,006			17,307	18,129
Third party materials in our possession			374,052				373,986
Trade payables	15			8,564	43,263			3,299	580
Lease liabilities	14	203,438	206,323	650,370	633,982	10,499	10,229	27,591	28,224
Concessions to be paid		12,555		81,693	78,728
Other payables		222,621	118,593	600,544	675,441	53,355	3,151	270,405	337,544
		5,220,006	4,949,409	10,544,927	11,844,793	1,348,979	1,563,570	1,701,051	2,089,266

(1) Customer Advances:

Iron ore: refers to iron ore supply contracts signed by the Company with important international players. On June 28, 2024, the subsidiary CSN Mining International GmbH entered into an iron ore supply advance agreement in the amount of US$ 255 million, for the supply of 6.5 million tons expected to be realized over the next 4 years. In addition, on September 25, 2024, a second ore advance contract was signed in the amount of US$ 450 million, for the supply of an additional 9.7 million tons of iron ore. In addition, on September 27, 2024, a third iron ore supply advance contract was signed in the amount of US$ 300 million for the supply of 7.2 million tons. Both contracts have as their initial date of execution the month of January 2025 and a deadline of completion until December 2028. On December 17, 2024, the subsidiary CSN Mining International GmbH signed two prepayment contracts that, together, total an amount of US$ 355 million. The contracts are expected to start in January 2025 and will extend until 2029. During this period, the company undertakes to supply iron ore according to the terms agreed in the contracts, guaranteeing the delivery of 8.1 Mt over the next five years from its signature.

Electricity contracts: Between 2022 and 2024, the subsidiaries CSN Mineração and CSN Cimentos signed advance agreements for the sale of electricity with national operators in the sector to be executed for up to 8 years.

17.	INCOME TAX AND SOCIAL CONTRIBUTION

17.a)	Income tax and social contribution recognized in profit or loss:

Income tax and social contribution recognized in the income statement for the period are as follows:

		Consolidated		Parent Company
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Income tax and social contribution income (expense)
Current	(203,771)	(243,224)	-	-
Deferred	434,901	305,154	353,388	245,724
	231,130	61,930	353,388	245,724

The reconciliation of expenses related to income tax and social contributions and consolidated and parent company and the product of the current rate on profit before income tax (IRPJ) and social contribution (CSLL) are shown below:

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

	Consolidated		Parent Company
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Profit/(Loss) before income tax and social contribution	(962,710)	(541,592)	(972,534)	(835,425)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	327,321	184,141	330,662	284,045
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	36,622	43,333	30,388	(37,364)
Difference Tax Rate in companies abroad	(102,350)	(147,492)
Income taxes and social contribution on foreign profit	(1,978)	3,123	(1,978)	3,123
Tax incentives	5,921	6,234
Recognition/(reversal) of tax credits	(13,523)	(28,467)
Other permanent deductions (add-backs)	(20,883)	1,058	(5,684)	(4,080)
Income tax and social contribution in net income for the period	231,130	61,930	353,388	245,724
Effective tax rate	24%	11%	36%	29%

17.b)	Deferred income tax and social contribution:

Below the composition of deferred income tax and social contribution can be shown as follows:

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Deferred
Income tax losses	4,123,177	3,896,856	2,432,295	2,286,697
Social contribution tax losses	1,417,318	1,336,041	900,418	848,003
Temporary differences	861,333	1,571,100	1,091,869	1,615,633
Tax, social security, labor, civil and environmental provisions	582,675	559,621	174,691	173,463
Estimated losses on assets	245,909	267,768	138,702	164,297
Gains/(Losses) on financial assets	606,409	565,250	596,362	634,428
Actuarial Liabilities (Pension and Health Plan)	170,282	165,418	159,081	154,415
Provision for consumption and services	4,484	4,933	3,995	4,215
Cash Flow Hedge and Unrealized Exchange Variations	1,381,971	2,014,231	954,868	1,419,712
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,489)	(149,489)
Business combination	(1,463,282)	(1,425,853)	(721,992)	(721,992)
Others	(293,530)	(206,683)	10,258	11,191
Total	6,401,828	6,803,997	4,424,582	4,750,333

Total Deferred Assets	6,914,405	7,345,326	4,424,582	4,750,333
Total Deferred Liabilities	(512,577)	(541,329)		-
Total Deferred	6,401,828	6,803,997	4,424,582	4,750,333

The Company's corporate structure includes foreign subsidiaries, the income of which is taxed in the countries in which they are incorporated at rates lower than those applicable in Brazil. In the period between 2020 and 2025, these subsidiaries did not generate profits subject to additional taxation in Brazil by income tax and social contribution. The Company, based on the position of its legal advisors, assessed only as possible the probability of loss in case of possible tax challenge and, therefore, no provision was recognized in the Financial Statement.

Furthermore, Management evaluated the precepts of IFRIC 23 - "Uncertainty Over Income Tax Treatments" and recognized in 2021 the credit for the unconstitutionality of IRPJ and CSLL incidence on SELIC interest of mora values received due to tax undue repetition.

17.c)	Changes in deferred income tax and social security contribution

The following shows the movement of deferred taxes:

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

	Consolidated	Parent Company
Balance at January 1, 2024	4,729,632	3,213,410
Recognized in profit and loss	1,305,927	942,394
Recognized in equity	769,162	594,529
Use of tax credit in installment program	(724)
Reverse incorporation
Balance at December 31, 2024	6,803,997	4,750,333
Recognized in profit and loss	434,901	353,388
Recognized in equity	(837,070)	(679,139)
Use of tax credit in installment program
Balance at March 31, 2025	6,401,828	4,424,582

17.d)	Income tax and social contribution recognized in shareholders' equity

Income tax and social contribution recognized directly in shareholders' equity are shown below:

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Income tax and social contribution
Actuarial gains on defined benefit pension plan	76,913	76,876	70,673	70,673
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge	2,113,276	2,906,859	1,909,063	2,588,202
Gain on sale of shares	(1,158,102)	(1,158,102)	(1,158,102)	(1,158,102)
	706,737	1,500,283	496,284	1,175,423

18.	TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL PROVISIONS AND JUDICIAL DEPOSITS

Actions and complaints of various kinds are being discussed in the competent spheres. The details of the provisioned values and respective judicial deposits related to these actions are presented below:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Tax	129,141	130,755	176,239	176,086	43,728	50,990	71,557	70,944
Social security	1,544	1,546			1,544	1,546
Labor	493,428	387,612	387,838	294,233	146,215	144,407	114,376	114,994
Civil	721,314	815,180	30,334	134,609	134,903	130,308	15,105	15,991
Environmental	43,076	42,609	3,723	3,723	10,104	10,446	283	283
Deposit of a guarantee			23,193	24,299
	1,388,503	1,377,702	621,327	632,950	336,494	337,697	201,321	202,212

Classified:
Current	115,778	132,112			66,181	61,008
Non-current	1,272,725	1,245,590	621,327	632,950	270,313	276,689	201,321	202,212
	1,388,503	1,377,702	621,327	632,950	336,494	337,697	201,321	202,212

The movement of tax, social security, labor, civil and environmental provisions in the period ended March 31, 2025 can be demonstrated as follows:

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

					Consolidated
					Current + Non-current
Nature	12/31/2024	Additions	Accrued charges	Net utilization of reversal	03/31/2025
Tax	130,755	4,798	1,725	(8,137)	129,141
Social security	1,546		16	(18)	1,544
Labor	387,612	12,345	112,985	(19,514)	493,428
Civil	815,180	414	18,993	(113,273)	721,314
Environmental	42,609	67	838	(438)	43,076
	1,377,702	17,624	134,557	(141,380)	1,388,503

					Parent Company
					Current + Non-current
Nature	12/31/2024	Additions	Accrued charges	Net utilization of reversal	03/31/2025
Tax	50,990	142	183	(7,587)	43,728
Social security	1,546		16	(18)	1,544
Labor	144,407	6,000	5,637	(9,829)	146,215
Civil	130,308	255	7,427	(3,086)	134,903
Environmental	10,446	67	15	(423)	10,104
	337,697	6,464	13,278	(20,943)	336,494

Provisions for taxes, social security, labor, civil and environmental matters have been estimated by management and substantially substantiated by legal counsel, and only those causes that are considered probable of loss are recorded. These provisions also include tax liabilities arising from actions taken at the Company's initiative, plus SELIC (Special System for Settlement and Custody) interest.

Possible Administrative and Judicial Proceedings

The Company does not make provisions for legal proceedings whose expectation of the Management, based on the opinion of legal advisors, is of possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance of March 31, 2025 with December 31, 2024.

		Consolidated
	03/31/2025	12/31/2024
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA (1)	10,404,312	10,246,424

Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa (1)	4,416,446	4,346,118

Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,172,738	2,284,914

Notice of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018	6,351,313	6,239,017

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,197,908	2,169,108

Unapproved compensation - RFB - Disallowance of credits from topic 69/STF (ICMS in the calculation base of PIS/COFINS) (1)	699,172	-

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,482,942	1,460,763

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,824,165	1,499,578

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,602,605	1,570,733

Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	208,144	205,621

ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization (2)	40,772	39,939

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	432,322	422,499

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	792,603	779,093

ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	500,297	488,238

Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	814,426	798,226

Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing	397,535	389,919

ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	430,725	422,807

Notice of Violation and Imposition of Fine (AIIM) / Annulment Action - RFB - IRRF - Capital gain of CFM company sellers located abroad	344,153	338,273

Other tax lawsuits (federal, state, and municipal)	7,387,420	6,977,524

Social security lawsuits	690,944	647,801

Action to discuss the balance of the construction contract – Tebas	650,979	621,724

Action related to power supply payment’s charge - Light	524,029	492,535

Action that discusses Negotiation of energy sales - COPEN - CEEE-G	239,366	229,983

Other civil lawsuits	1,692,184	1,620,259

Labor and social security lawsuits	2,632,199	2,580,452

Tax Execution Traffic Ticket Volta Grande IV	161,626	152,322

ACP Landfill Márcia I	306,389	306,389

Notice of IEF Commitment Agreement (5)	337,951	337,951

Other environmental lawsuits	838,762	786,360

	50,574,427	48,454,570

(1)	In March 2025, CSN was informed of the decision orders that partially ratified the compensations made with credits arising from the final and unappealable lawsuit that recognized the unconstitutionality of the inclusion of ICMS values in the calculation basis of PIS and Cofins contributions. According to the federal inspection, approximately 20% of the credit authorized by the company would lack liquidity and certainty, and, therefore, could not compose the amount to be offset. In view of the decision-making orders, CSN presented manifestations of non-conformity to demonstrate the misconception of the assumptions adopted by the inspection and the liquidity and certainty of the completeness of the authorized credit. Finally, for the other processes related to the "Big Jump" theme, the prognoses remain the same (possible).

In the 1st quarter of 2021, the Company was notified of the initiation of an arbitration proceeding based on an alleged breach of iron ore supply contracts. The counterparty's request at that time was around US$ 1 billion, which the Company, in addition to understanding that the allegations presented are unfounded due to the complete absence of damages, is also unaware of the bases for estimating said amount. The Company informs that it has prepared, together with its legal advisors, the response to the arbitration request and is currently developing its defense. It also clarifies that the discussions involve ongoing arbitration disputes initiated by both parties. It is also estimated that the arbitrations will be completed in 2 years. The relevance of the process for the Company is related to the value attributed to the cause and the possible financial impact.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

The Company has offered judicial guarantees (Surety Bond/Letter of Guarantee) in the total and updated amount on March 31, 2025 of BRL 10,414,896 (on December 31, 2024 BRL 10,620,316), as determined by the current procedural legislation.

The evaluations carried out by legal advisors define these administrative and judicial proceedings as a possible risk of loss and are not provisioned in accordance with Management's judgment and accounting practices adopted in Brazil.

19.	PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND DECOMMISSIONING

The balance of provisions for environmental liabilities and asset decommissioning can be shown as follows:

		Consolidated		Parent Company
	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Environmental liabilities	152,680	155,471	140,984	142,989
Asset retirement obligations	1,025,410	977,892
	1,178,090	1,133,363	140,984	142,989

20.	RELATED-PARTY BALANCES AND TRANSACTIONS

20.a)	Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•      Consolidated

		Consolidated
		03/31/2025				12/31/2024
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Cash and cash equivalents				1,288,597	1,288,597			912,532	912,532
Financial investments	4			911,364	911,364			860,592	860,592
Trade receivables	5	118,978	7,727	115	126,820	88,750	3,230	191	92,171
Dividends receivable	8		128,231	74,261	202,492		127,386	74,050	201,436
Borrowings	8		5,348		5,348		5,315		5,315
Other receivables	8		2	1,829	1,831		2	1,829	1,831
		118,978	141,308	2,276,166	2,536,452	88,750	135,933	1,849,194	2,073,877
Non-current Assets
Financial investments	4			132,071	132,071			142,423	142,423
Borrowings	8	5,307	1,963,437		1,968,744	3,789	1,899,239		1,903,028
Actuarial liabilities	8			49,130	49,130			47,708	47,708
Other receivables	8		1,792,579		1,792,579		1,792,579		1,792,579
		5,307	3,756,016	181,201	3,942,524	3,789	3,691,818	190,131	3,885,738
		124,285	3,897,324	2,457,367	6,478,976	92,539	3,827,751	2,039,325	5,959,615
Liabilities
Current Liabilities
Trade payables		16,961	213,415	481	230,857	13,676	217,289	184,892	415,857
Accounts payable	16		20,240	170,596	190,836	23,245	22,571	140,991	186,807
		16,961	233,655	171,077	421,693	36,921	239,860	325,883	602,664
Non-current Liabilities
Accounts payable							20,850		20,850
							20,850		20,850
		16,961	233,655	171,077	421,693	36,921	260,710	325,883	623,514

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

		Consolidated
		03/31/2025				03/31/2024
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
P & L
Sales		599,866	4,027		603,893	49,198	4,830	466,133	520,161
Cost and expenses		(43,337)	(498,973)	(39,256)	(581,566)	(151)	(482,434)	(83,440)	(566,025)
Financial income (expenses)
Interest	26	617	48,261	4,096	52,974		37,984	13,378	51,362
Exchange rate variations andmonetary, net				(33,110)	(33,110)
Financial investments	26			50,772	50,772			57,830	57,830
Other income and expenses			53	1,422	1,475
		557,146	(446,632)	(16,076)	94,438	49,047	(439,620)	453,901	63,328

•      Parent Company

		Parent Company
		03/31/2025				12/31/2024
	Ref.	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Cash and cash equivalents				337,838	337,838			311,607	311,607
Financial investments	4			911,362	911,362			860,591	860,591
Trade receivables	5	923,093		106	923,199	734,972	62	106	735,140
Borrowings	8		5,348		5,348		5,315		5,315
Dividends receivable	8	436,154	65,958		502,112	436,154	65,113		501,267
Other receivables	8	353,039	2	1,829	354,870	245,235	2	1,828	247,065
		1,712,286	71,308	1,251,135	3,034,729	1,416,361	70,492	1,174,132	2,660,985
Non-current Assets
Financial investments	4			132,071	132,071			142,423	142,423
Borrowings	8	1,254,139	1,866,548		3,120,687	696,886	1,802,226		2,499,112
Actuarial liabilities	8			38,217	38,217			37,059	37,059
Other receivables	8	2,780	1,792,579		1,795,359	1,461	1,792,579		1,794,040
		1,256,919	3,659,127	170,288	5,086,334	698,347	3,594,805	179,482	4,472,634
		2,969,205	3,730,435	1,421,423	8,121,063	2,114,708	3,665,297	1,353,614	7,133,619
Liabilities
Current Liabilities
Intercompany Loans	12	833,840			833,840	821,983			821,983
Trade payables	15	661,479	115,452		776,931	519,749	116,466	184,078	820,293
Accounts payable	16	117,245		126,153	243,398	138,804		86,248	225,052
Provision for consumption		458,051			458,051	490,850			490,850
		2,070,615	115,452	126,153	2,312,220	1,971,386	116,466	270,326	2,358,178
Non-current Liabilities
Intercompany Loans	12	10,501,937			10,501,937	11,310,104			11,310,104
Accounts payable	16	380,330			380,330	402,406			402,406
		10,882,267			10,882,267	11,712,510			11,712,510
		12,952,882	115,452	126,153	13,194,487	13,683,896	116,466	270,326	14,070,688

		Parent Company
		03/31/2025				03/31/2024
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		1,151,601	29		1,151,630	842,788	744	462,293	1,305,825
Cost and expenses		(975,233)	(125,641)	(24,799)	(1,125,673)	(388,778)	(142,362)	(70,446)	(601,586)
Financial income (expenses)
Interest	26	(10,724)	46,874	(2,605)	33,545	(29,024)	37,055	2,814	10,845
Exclusive funds	26			2,574	2,574			1,997	1,997
Financial investments	26			50,772	50,772			57,830	57,830
Dividends received
Exchange rate variations andmonetary, net		872,030			872,030	(284,782)			(284,782)
Other operating income and expenses		47,855	53	1,158	49,066
		1,085,529	(78,685)	27,100	1,033,944	140,204	(104,563)	454,488	490,129

Consolidated and Controlling Information:

Financial Investments: It practically refers to investments in Usiminas stocks, cash and cash equivalents, and Bonds with Banco Fibra and public securities and CDBs with exclusive funds.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

Receivables: Mainly refers to sales operations of steel products of the Parent Company to related parties.

Dividends receivable: In the Parent Company, the balance is mainly composed of dividends and interest on equity of CSN Mineração in the amount of BRL 125,107, dividends of CSN Cimentos Brasil S.A. in the amount of BRL 178,348 and in the Consolidated refers to dividends of MRS Logística S.A. in the amount of BRL 126,044 on March 31, 2025 and December 31, 2024.

Loans (Assets):

Long-term: In the Consolidated, it refers mainly to loan agreements with Transnordestina Logística BRL 1,960,501 with an average rate of 125.0% to 130.0% of the CDI on March 31, 2025 and December 31, 2024.

Other (Assets): In the Consolidated advance for future capital increase with Transnordestina Logística S.A. of BRL 1,792,579 on March 31, 2025 and December 31, 2024.

Loans (Liabilities):

Foreign currency: In the Parent Company, these are intercompany contracts in the amount of BRL 11,335,779 on March 31, 2025 and BRL 12,132,087 on December 31, 2024.

20.b)	Key Management Personnel

Key Management personnel holding the necessary authority and responsibility for planning, directing and controlling the Company's activities include the members of the Board of Directors and the Statutory Officers. Below is information on compensation and balances as of March 31, 2025 and 2024.

	03/31/2025	03/31/2024
	P&L
Short-term benefits for employees and officers	9,044	7,265
Post-employment benefits	222	133
	9,266	7,398

20.c)	Guarantees

The Company has responsibility for fiduciary guarantees with its subsidiaries and jointly controlled companies, as presented below:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	4,139,939	3,966,722	10,869	10,717	4,972	4,828	4,155,780	3,982,267
Subsidiaries	R$	Up to 01/10/2028 and Indefinite	1,377,002	2,079,693			1,920	1,920	1,378,922	2,081,613
Total in R$			5,516,941	6,046,415	10,869	10,717	6,892	6,748	5,534,702	6,063,880

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/08/2032	2,230,000	2,230,000					2,230,000	2,230,000
Total in US$			3,530,000	3,530,000					3,530,000	3,530,000
Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			20,269,966	21,858,819			464,948	482,723	20,734,914	22,341,542
			25,786,907	27,905,234	10,869	10,717	471,840	489,471	26,269,616	28,405,422

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

21.	SHAREHOLDERS' EQUITY

21.a)	Paid-upcapital

The fully subscribed and paid-up capital as of March 31, 2025 and December 31, 2024 is BRL 10,240,000 divided into 1,326,093,947 common stock and book-entry shares, each without par value. Each share of common stock entitles the respective holder to one vote in the resolutions made at Annual General Meeting.

21.b)	Authorized capital

The Company's bylaws in force on March 31, 2025 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of statutory reform.

21.c)	Legal reserve

5% of the net income calculated in each fiscal year will be applied, before any other destination, pursuant to art. 193 of Federal Law no. 6.404/76, which shall not exceed 20% of the share capital.

21.d)	Ownership structure

As of March 31, 2025 and December 31, 2024, the shareholding composition is as follows:

			03/31/2025			12/31/2024
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	552,412,693	41.66%	41.66%	552,412,693	41.66%	41.66%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A. (*)	131,581,390	9.92%	9.92%	132,523,251	9.99%	9.99%
NYSE (ADRs)	286,348,898	21.59%	21.59%	283,799,438	21.40%	21.40%
Other shareholders	310,044,724	23.38%	23.38%	311,652,323	23.50%	23.50%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%
(*)	Controlling group companies.

On June 20, 2024, CFL, in compliance with the provisions of article 12, §6 of CVM Resolution 44/2021, informed the Company about the disposal by CFL Ana of common shares issued by CSN. CSN, in turn, informed the market about the sale of a relevant equity interest on that same date, informing that CFL Ana's interest became 132,523,251 common shares, representing its 9.99% of the share capital, according to correspondence received.

On December 2, 2024, Vicunha Aços, in compliance with the provisions of article 12, §6 of CVM Resolution 44/2021, informed the Company about the acquisition of common shares issued by CSN. CSN, in turn, informed the market about the acquisition of a relevant equity interest the following day, informing that Vicunha Aços' interest now represents 41.66% of the share capital, according to correspondence received.

21.e)	Income per share

Earnings per share are shown bellow:

	03/31/2025	03/31/2024
	Common Shares
Loss for the period	(619,146)	(589,701)
Weighted average number of shares	1,326,093,947	1,326,093,947
Basic and diluted loss per share	(0.46689)	(0.44469)

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

22.	SHAREHOLDERS COMPENSATION

On May 9, 2024 and November 14, 2024, the Board of Directors approved the proposal to pay interim dividends to the Profit Reserve Account in the amount of BRL 950,000 and BRL 730,000, corresponding to BRL 0.716389666168954 and BRL 0.550488901371933 per share, respectively. Dividends were paid, without monetary restatement, from May 29, 2024 and November 28, 2024.

As of December 31, 2024, the Company recorded a loss for the year of (BRL 2,591,851), compensated through the consumption of statutory reserve values.

23.	NET REVENUE FROM SALES

Net sales revenue has the following composition:

		Consolidated		Parent Company
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Gross revenue
In Brazil	7,127,443	6,489,488	5,254,035	4,734,137
Abroad	5,468,013	4,800,143	325,629	510,475
	12,595,456	11,289,631	5,579,664	5,244,612
Deductions
Sales returns, discounts and rebates	(171,754)	(230,945)	(92,575)	(166,918)
Taxes on sales	(1,516,073)	(1,345,694)	(996,765)	(869,910)
	(1,687,827)	(1,576,639)	(1,089,340)	(1,036,828)
Net revenue	10,907,629	9,712,992	4,490,324	4,207,784

24.	EXPENSES BY NATURE

		Consolidated		Parent Company
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Raw materials and inputs	(3,107,442)	(3,395,876)	(2,216,916)	(2,531,160)
Outsourcing material	(886,943)	(765,963)
Labor cost	(1,306,443)	(1,148,790)	(487,352)	(443,082)
Supplies	(847,851)	(607,551)	(683,431)	(534,617)
Maintenance cost (services and materials)	(362,237)	(192,806)	(129,374)	(61,993)
Outsourcing services	(708,049)	(461,467)	(387,710)	(269,234)
Freight	(1,108,919)	(1,230,664)	(196,218)	(208,357)
Depreciation, amortization and depletion	(972,008)	(875,064)	(337,183)	(316,232)
Others	(353,124)	(249,204)	(59,310)	(26,537)
	(9,653,016)	(8,927,385)	(4,497,494)	(4,391,212)
Classified as:
Cost of sales	(8,375,386)	(7,521,968)	(4,203,998)	(4,100,294)
Selling expenses	(1,060,232)	(1,198,564)	(205,282)	(202,888)
General and administrative expenses	(217,398)	(206,853)	(88,214)	(88,030)
	(9,653,016)	(8,927,385)	(4,497,494)	(4,391,212)

Depreciation, amortization and depletion for the period were distributed as follows.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

		Consolidated		Parent Company
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Production costs	(947,302)	(858,072)	(325,585)	(308,799)
Selling expenses	(13,985)	(11,867)	(4,837)	(2,770)
General and administrative expenses	(10,721)	(5,125)	(6,761)	(4,663)
	(972,008)	(875,064)	(337,183)	(316,232)
Other operational (2)	(27,179)	(20,838)	(17,240)	(2,252)
	(999,187)	(895,902)	(354,423)	(318,484)

(1)	They refer substantially to the depreciation of investment properties and scheduled shutdown for the renovation of Blast Furnace 2.

25.	OTHER OPERATING INCOME AND EXPENSES

			Consolidated		Parent Company
	Ref.	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Other operating income
Receivables by indemnity (1)		1,657	38,825	480	38,458
Rentals and leases		11,077	7,008	8,703	5,022
Contractual fines		1,325	9,817	9,607	9,775
Realized cash flow hedge (2)			18,253		13,271
Tax recuperation		26,127		14,725
Other revenues		26,829	22,564	21,335	13,734
		67,015	96,467	54,850	80,260
Other operating expenses
Taxes and fees		(38,320)	(37,113)	(12,527)	(15,349)
Expenses with environmental liabilities, net		(10,211)	(13,403)	809	980
Net reversals/(expenses) on legal proceedings		(153,946)	(37,820)	(15,075)	(14,892)
Depreciation of investment properties, idle equipment and amortization of intangible assets	24	(27,179)	(20,838)	(17,240)	(2,252)
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11	12,886	(9,870)	14,177	(2,216)
Estimated inventory losses (1)		7,461	(46,612)	4,217	(24,232)
Idleness in stocks and paralyzed equipment (2)		(47,272)	(52,752)	(44,097)	(47,251)
Studies and project engineering expenses		(17,636)	(9,400)	(9,162)	(2,382)
Healthcare plan expenses		(26,578)	(25,821)	(23,963)	(25,345)
Realized cash flow hedge (3)		(152,882)		(185,856)
Pension plan expense		(14,497)	(11,437)	(13,724)	(10,687)
Reversals/(Expenses) on receivables		(3,066)		62
Other expenses		(41,185)	(127,393)	(22,673)	(85,000)
		(512,425)	(392,459)	(325,052)	(228,626)
Other operating income (expenses), net		(445,410)	(295,992)	(270,202)	(148,366)
(1)	In the 1st quarter of 2024, there was a reversal in the loss of assets receivable in the amount of BRL 37,963, after a court settlement;
(2)	In the Consolidated the realization of Cash Flow Hedge of BRL (193,460) and Platts Hedge in the amount of BRL 40,578, which results in a total of BRL (152,882). At the Parent Company, it is the realization of a Cash Flow Hedge in the amount of BRL (185,856).

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

26.	FINANCIAL INCOME (EXPENSES)

			Consolidated		Parent Company
	Ref.	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Financial income
Related parties	20.a	53,342	52,833	77,097	57,966
Income from financial investments		416,859	211,058	94,805	33,989
Updated shares – Fair value through profit or loss		50,773	57,830	50,772	57,830
Dividends received		2,373	-	2,339	-
Interest and fines		12,482	13,594	7,077	8,449
Other income		19,228	99,044	16,262	95,267
		555,057	434,359	248,352	253,501
Financial expenses
Borrowings and financing - foreign currency	12	(599,036)	(480,099)	(118,505)	(69,460)
Borrowings and financing - local currency	12	(501,744)	(482,077)	(332,374)	(308,661)
Capitalized interest	10	78,944	37,680	42,432	15,104
Related parties	20.a	(368)	(1,471)	(40,978)	(45,124)
Lease liabilities	14	(25,179)	(22,352)	(884)	(100)
Interest and fines		(24,282)	(10,457)	(16,078)	(2,483)
Interest on forfaiting operations		(44,340)	(115,364)	(44,340)	(114,184)
(-) Adjusted present value of trade payables		(123,723)	(91,783)	(82,398)	(60,930)
Commission, bank fees, guarantee and bank fees		(54,485)	(47,465)	(17,851)	(25,041)
PIS/COFINS over financial income		(21,407)	(37,188)	(9,298)	(16,081)
Other financial expenses		(384,788)	(168,051)	(31,620)	(5,838)
		(1,700,408)	(1,418,627)	(651,894)	(632,798)
Others financial items, net
Foreign exchange and monetary variation, net		(671,562)	(25,666)	(449,002)	1,341
Gains and (losses) on exchange derivatives (*)		(33,434)	(114,593)	68,005	(15,780)
		(704,996)	(140,259)	(380,997)	(14,439)
		(2,405,404)	(1,558,886)	(1,032,891)	(647,237)

Financial income (expenses), net		(1,850,347)	(1,124,527)	(784,539)	(393,736)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Exchange rate swap Real x Dollar		(115,921)	12,624
Exchange rate swap Dollar x Euro			9,282
Interest rate swap CDI x IPCA		21,450	(2,314)	6,968	(13,466)
Exchange rate swap CDI x Dollar		61,037	(134,185)	61,037	(2,314)
		(33,434)	(114,593)	68,005	(15,780)

27.	SEGMENT INFORMATION

The financial information related to the business segments did not change in relation to that disclosed in the Company's financial statements as of December 31, 2024. Accordingly, Management decided not to repeat them in this condensed interim financial information.

Result by segment

For the purposes of preparing and presenting information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled companies, as historically presented. For the purpose of consolidating the income statement, the values of these companies are eliminated in the column "Corporate expenses/elimination".

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

									03/31/2025
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues		6,107,126	3,432,139	85,591	685,107	178,447	1,101,713	(682,494)	10,907,629
In Brazil		4,217,207	429,119	85,591	685,107	178,447	1,101,709	(1,181,670)	5,515,510
Abroad		1,889,919	3,003,020				4	499,176	5,392,119
Cost of sales and services	24	(5,663,529)	(2,283,635)	(61,820)	(420,316)	(112,628)	(807,393)	973,936	(8,375,386)
Gross profit		443,597	1,148,504	23,771	264,791	65,819	294,320	291,442	2,532,243
General and administrative expenses	24	(339,291)	(66,214)	(2,791)	(62,599)	(9,138)	(261,493)	(536,103)	(1,277,630)
Other operating income/(expenses), net	25	(43,766)	(45,345)	(2,941)	16,623	(96,997)	(30,220)	(242,763)	(445,410)
Equity in results of affiliated companies	9							78,434	78,434
Operating result before Financial Income and Taxes		60,540	1,036,945	18,039	218,815	(40,316)	2,607	(408,990)	887,637

Sales by geographic area
Asia			2,758,157					481,678	3,239,835
North America		445,536							445,536
Latin America		9,990					4		9,994
Europe		1,434,393	244,863					17,498	1,696,754
Foreign market		1,889,919	3,003,020				4	499,176	5,392,119
Domestic market		4,217,207	429,119	85,591	685,107	178,447	1,101,709	(1,181,670)	5,515,510
Total		6,107,126	3,432,139	85,591	685,107	178,447	1,101,713	(682,494)	10,907,629

									03/31/2024
P&L	Ref.	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads
Net revenues		5,384,249	2,823,391	84,170	671,889	103,953	1,079,229	(433,889)	9,712,992
In Brazil		3,739,942	427,891	84,170	671,889	103,953	1,079,229	(1,139,840)	4,967,234
Abroad		1,644,307	2,395,500					705,951	4,745,758
Cost of sales and services	24	(5,175,397)	(1,916,131)	(66,695)	(367,598)	(83,859)	(800,029)	887,741	(7,521,968)
Gross profit		208,852	907,260	17,475	304,291	20,094	279,200	453,852	2,191,024
General and administrative expenses	24	(323,005)	(82,424)	(2,905)	(59,196)	(14,615)	(177,793)	(745,479)	(1,405,417)
Other operating income/(expenses), net	25	(160,432)	(58,803)	1,106	37,757	5,973	(50,939)	(70,654)	(295,992)
Equity in results of affiliated companies	9							93,320	93,320
Operating result before Financial Income and Taxes		(274,585)	766,033	15,676	282,852	11,452	50,468	(268,961)	582,935

Sales by geographic area
Asia			2,134,631					705,951	2,840,582
North America		424,006							424,006
Latin America		7,300							7,300
Europe		1,213,001	171,057						1,384,058
Others			89,812						89,812
Foreign market		1,644,307	2,395,500					705,951	4,745,758
Domestic market		3,739,942	427,891	84,170	671,889	103,953	1,079,229	(1,139,840)	4,967,234
Total		5,384,249	2,823,391	84,170	671,889	103,953	1,079,229	(433,889)	9,712,992

28.	ADDITIONAL CASH FLOW INFORMATION

The following table sets forth the additional transaction information related to the statement of cash flows:

			Consolidated		Parent Company
	Ref.	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Income tax and social contribution paid		127,251	243,224		1,865
Addition to PP&E with interest capitalization	10 and 26	78,944	37,680	42,432	15,104
Remeasurement and addition – Right of use	10.(i)	74,156	100,900	1,944	82
Addition to PP&E without adding cash			15,967
Capitalization in associate andsubsidiaries with no cash effect		37,180	118,000		118,000
		317,531	515,771	44,376	135,051

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

29.	STATEMENT OF COMPREHENSIVE INCOME

		Consolidated		Parent Company
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Net income/(loss)	(731,580)	(479,662)	(619,146)	(589,701)

Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	36	(277)	37	(278)
	36	(277)	37	(278)

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(108,927)	29,147	(108,927)	29,147
(Loss)/gain cash flow hedge accounting, net of taxes	1,195,664	(313,985)	1,195,664	(313,985)
Cash flow hedge reclassified to income upon realization, net of taxes	122,665	(8,759)	122,665	(8,759)
(Loss)/gain cash flow hedge accounting–“Platts”from investments in subsidiaries, net of taxes	321,918	820,529	222,158	654,405
	1,531,320	526,932	1,431,560	360,808

	1,531,356	526,655	1,431,597	360,530

Comprehensive income for the year	799,776	46,993	812,451	(229,171)

Attributable to:
Earnings attributable to the controlling interests	812,451	(229,171)	812,451	(229,171)
Earnings attributable to the non-controlling interests	(12,675)	276,164
	799,776	46,993	812,451	(229,171)
The accompanying notes are an integral part of these consolidated financial statements

30.	SUBSEQUENT EVENTS

Completion of the acquisition of the Tora Group

On April 1, 2025, CSN completed the acquisition of the Tora Group, through the acquisition of 70% (seventy percent) of the capital stock of its parent company Estrela Comércio e Participações S.A. (“Estrela”). This operation was announced on December 11, 2024, through the signing of a Binding Proposal for the acquisition of Estrela, for the total price of BRL 742,500. On December 30, 2024, an Agreement for the purchase and sale of Shares and Other Covenants was entered into for this acquisition, which was concluded on April 1, 2025, with BRL 300,000 being paid to Estrela and the remaining balance of the total price will be paid in 03 annual installments.

External audit

On April 22, 2025, the Company's Board of Directors approved the extension of the contractual term with Forvis Mazars Auditores Independentes (“Mazars”) as the Group's independent auditor, to audit its financial statements for the years 2025 and 2026 before the Brazilian Securities and Exchange Commission (CVM). At the same meeting, the replacement of Grant Thornton Auditores Independentes by Mazars to the Securities and Exchange Commission (SEC) was approved at the same time.

Holding of the Annual General Meeting with election of members of the Board of Directors and Fiscal Council

On April 30, 2025, Companhia Siderúrgica Nacional held its Annual Shareholders' Meeting in order to: (i) approve the accounts for the fiscal year ended December 31, 2024; (ii) resolve on the allocation of the result of the fiscal year ended December 31, 2024, according to the Management Proposal; (iii) set the number of members of the Board of Directors for the next term at five (5), according to the Management Proposal; (iv) elect the members of the Board of Directors; (v) resolve on the installation of the Fiscal Council; (vi) In case of installation of the Fiscal Council, elect the members and establish their remuneration. The matters were voted on and approved by a majority of the shareholders, and the Board of Directors was elected with a term of office until the Annual General Meeting of 2027. And it is composed of Benjamin Steinbruch, Yoshiaki Nakano, Antonio Bernardo Vieira Maia, Miguel Ethel Sobrinho and Fabiam Franklin (employee representative). The Fiscal Council was installed and the following members were elected with a term of office until the Annual General Meeting of 2026: Paulo Roberto Evangelista de Lima, Angélica Maria de Queiroz and André Coji and their respective alternates Marcos Aurélio Pamplona da Silva, Beatriz Santos Martini and Nilton Maia Sampaio.

Consolidated and individual Interim Financial Statements (In thousands of Reais, unless stated otherwise)

Election of the Audit Committee

On May 8, 2025, the first Meeting of the Board of Directors that took office at the Annual General Meeting of 2025 was held, and the reelection of the Audit Committee with a term of office until the Annual General Meeting of 2027 composed of Antonio Bernardo Vieira Maia, Miguel Ethel Sobrinho and Yoshiaki Nakano was resolved.

Holding of the Annual and Extraordinary General Meeting with election of members of the Board of Directors

On April 16, 2025, CSN Mineração (a subsidiary of CSN) held its Annual and Extraordinary Shareholders' Meeting aiming to: (i) approve the accounts for the fiscal year ended December 31, 2024; (ii) resolve on the allocation of the result of the fiscal year ended December 31, 2024, according to the Management Proposal; (iii) set the number of members of the Board of Directors for the next term at seven (7), according to the Management Proposal; (iv) elect the members of the Board of Directors; (v) amend Article 5 and restate the Bylaws. The Board of Directors was elected with a term of office until the Annual General Meeting of 2027, being composed of Benjamin Steinbruch, Enéas Garcia Diniz, Helena Olímpia de Almeida Brennand Guerra, Marcelo Cunha Ribeiro, Miguel Ethel Sobrinho, Yoshiaki Nakano, Yoshihiko Ogura as full members and Hisakazu Yamaguchi, as an alternate of Yoshihiko Ogura.

Election of the Audit Committee

On April 17, 2025, the first Meeting of the Board of Directors of CSN Mineração (a subsidiary of CSN) was held, which was elected at the 2025 Annual General Meeting, and the reelection of the Audit Committee with a term of office until the 2027 Annual General Meeting composed of Angélica Maria de Queiroz, Beatriz Santos Martini and Yoshiaki Nakano was resolved.

Resolution of Dividends and Interest on Equity

On May 8, 2025, a Meeting of the Board of Directors of CSN Mineração (subsidiary of CSN) was held, which approved the resolution to pay dividends in anticipation of the minimum mandatory dividend, the distribution of BRL 1,300,000 to the profit reserve account, of which: BRL 1,090,000 as interim dividends, corresponding to the amount of BRL 0.200661094064 per share; and BRL 210,000, as payment by the Company of interest on equity, corresponding to the amount of BRL 0.0386594768380 per share. The shareholders registered with the depositary institution, Banco Bradesco S.A., on May 12, 2025 are entitled to receive these dividends and interest on equity and, as of May 13, 2025, the shares will be traded ex-dividends. The payment of interim dividends and interest on shareholders' equity will be made until December 31, 2025, on a specific date(s) to be informed in a timely manner to the Shareholders and the market, without the application of monetary restatement or incidence of interest between the date of declaration and the date(s) of the actual payment(s).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 21, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.